SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ended December 31, 2009
Commission File Number 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Translation of registrant’s name into English)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946
     (Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-____.

QUARTERLY REPORT
Quarter Ended December 31, 2009
Currency of Presentation and Certain Defined Terms
In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared and presented in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to the unaudited interim condensed consolidated financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards, to “SIC” are to Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee.
References to “U.S. FDA” are to the United States Food and Drug Administration, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.
References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we,” “us,” “our,” “DRL,” “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries.
Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on December 31, 2009 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.46.40 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.
Forward-Looking and Cautionary Statement
IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED AND/OR FURNISHED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

ITEM 1. FINANCIAL STATEMENTS
DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(in millions, except share and per share data)

		As of
Particulars	Note	December 31, 2009		December 31, 2009		March 31, 2009
		Convenience
		translation into
		U.S.$
ASSETS
Current assets
Cash and cash equivalents	6	U.S.$	119	Rs.	5,539	Rs.	5,596
Other investments			38		1,780		530
Trade receivables, net			250		11,608		14,592
Inventories	7		278		12,907		13,226
Derivative financial instruments	5		4		192		—
Current tax assets			10		463		58
Other current assets			104		4,826		5,008

Total current assets		U.S.$	804	Rs.	37,315	Rs.	39,010

Non-current assets
Property, plant and equipment	8		461		21,407		20,882
Goodwill	9		47		2,194		7,300
Other intangible assets	10		220		10,221		14,879
Investment in equity accounted associates			6		290		262
Deferred income tax assets			22		1,013		1,259
Other non-current assets			4		177		200

Total non-current assets		U.S.$	761	Rs.	35,302	Rs.	44,782

Total assets		U.S.$	1,565	Rs.	72,617	Rs.	83,792

LIABILITIES AND EQUITY
Current liabilities
Trade payables		U.S.$	127	Rs.	5,914	Rs.	5,987
Derivative financial instruments	5		—		—		332
Current income tax liabilities			29		1,349		632
Bank overdraft	6		3		156		218
Short-term borrowings			33		1,520		5,850
Long-term borrowings, current portion	11		87		4,026		3,501
Provisions			25		1,178		1,928
Other current liabilities			168		7,780		8,105

Total current liabilities		U.S.$	472	Rs.	21,923	Rs.	26,553

Non-current liabilities
Long-term loans and borrowings, excluding current portion	11	U.S.$	150	Rs.	6,971	Rs.	10,132
Provisions			1		43		42
Deferred tax liabilities			60		2,777		4,670
Other liabilities			8		370		350

Total non-current liabilities		U.S.$	219	Rs.	10,161	Rs.	15,194

Total liabilities		U.S.$	691	Rs.	32,084	Rs.	41,747

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(in millions, except share and per share data)

		As of
Particulars	Note	December 31, 2009		December 31, 2009		March 31, 2009
		Convenience
		translation into
		U.S.$
Equity
Share capital		U.S.$	18	Rs.	844	Rs.	842
Equity shares held by controlled trust			—		(5)		(5)
Share premium			440		20,417		20,204
Share based payment reserve			13		621		676
Retained earnings			353		16,398		18,305
Other components of equity			49		2,258		2,023
Total equity attributable to:

Equity holders of the Company		U.S.$	874	Rs.	40,533	Rs.	42,045

Non-controlling interests			—		—		—

Total equity		U.S.$	874	Rs.	40,533	Rs.	42,045

Total liabilities and equity		U.S.$	1,565	Rs.	72,617	Rs.	83,792

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT
(in millions, except share and per share data)

		Nine months ended						Three months ended
		December 31,						December 31,
Particulars	Note	2009		2009		2008		2009		2008
		Convenience
		translation into
		U.S.$

Revenues		U.S.$	1,161	Rs.	53,854	Rs.	49,590	Rs.	17,296	Rs.	18,401
Cost of revenues			564		26,152		23,859		8,487		8,129

Gross profit		U.S.$	597	Rs.	27,702	Rs.	25,731	Rs.	8,809	Rs.	10,272

Selling, general and administrative expenses			360		16,693		15,754		5,431		5,382
Research and development expenses			61		2,841		2,903		892		1,027
Impairment loss on other intangible assets			74		3,456		—		3,456		—
Impairment loss on goodwill			111		5,147		—		5,147		—
Other (income)/expense, net	13		(7)		(332)		439		(171)		110

Total operating expenses, net		U.S.$	599	Rs.	27,805	Rs.	19,096	Rs.	14,755	Rs.	6,519

Results from operating activities			(2)		(103)		6,635		(5,946)		3,753
Finance income			7		344		325		47		89
Finance expense			(7)		(321)		(1,428)		(97)		(788)

Finance income/(expense), net	14		—		23		(1,103)		(50)		(699)
Share of profit of equity accounted investees, net of income tax			1		28		10		2		8
Profit/(loss) before income tax			(1)		(52)		5,542		(5,994)		3,062
Income tax (expense)/benefit	19		(12)		(545)		(933)		777		(617)

Profit/(loss) for the period		U.S.$	(13)	Rs.	(597)	Rs.	4,609	Rs.	(5,217)	Rs.	2,445

Attributable to:
Equity holders of the Company			(13)		(597)		4,609		(5,217)		2,445
Non-controlling interests			—		—		—		—		—

Profit /(loss) for the period		U.S.$	(13)	Rs.	(597)	Rs.	4,609	Rs.	(5,217)	Rs.	2,445

Earnings /(loss) per share	16
Basic		U.S.$	(0.08)	Rs.	(3.54)	Rs.	27.38	Rs.	(30.90)	Rs.	14.52
Diluted		U.S.$	(0.08)	Rs.	(3.54)	Rs.	27.27	Rs.	(30.90)	Rs.	14.49
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME
(in millions, except share and per share data)

	Nine months ended December 31,						Three months ended December 31,
	2009		2009		2008		2009		2008
	Convenience
	translation into
	U.S.$

Profit/(loss) for the period	U.S.$	(13)	Rs.	(597)	Rs.	4,609	Rs.	(5,217)	Rs.	2,445
Other comprehensive income
Changes in fair value of available for sale financial instruments	U.S.$	—	Rs.	15	Rs.	20	Rs.	1	Rs.	7
Foreign currency translation adjustments		—		(6)		870		56		(615)
Effective portion of changes in fair value of cash flow hedges, net		6		300		(595)		58		255
Income tax on other comprehensive income		(2)		(74)		149		37		(1)

Other comprehensive income for the period, net of income tax	U.S.$	5	Rs.	235	Rs.	444	Rs.	152	Rs.	(354)

Total comprehensive income/(loss) for the period	U.S.$	(8)	Rs.	(362)	Rs.	5,053	Rs.	(5,065)	Rs.	2,091

Attributable to:
Equity holders of the Company		(8)		(362)		5,053		(5,065)		2,091
Non-controlling interests		—		—		—		—		—

Total comprehensive income for the period	U.S.$	(8)	Rs.	(362)	Rs.	5,053	Rs.	(5,065)	Rs.	2,091

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
(in millions, except share and per share data)

								Equity
						Share		shares held
						based		by a			Other		Non-
				Share		payment		controlled	Retained		components		controlling
	Share capital			premium		reserve		trust*	earnings		of equity		interests	Total
Particulars	Shares	Amount		Amount		Amount		Amount	Amount		Amount		Amount	Amount

Balance as of April 1, 2009	168,468,777	Rs.	842	Rs.	20,204	Rs.	676	Rs. (5)	Rs.	18,305	Rs.	2,023	—	Rs.	42,045
Issue of equity shares on exercise of options	356,258		2		213		(198)	—		—		—	—		17
Share based payment expense	—		—		—		171	—		—		—	—		171
Dividend paid (including corporate dividend tax)	—		—		—		—	—		(1,233)		—	—		(1,233)
Total comprehensive income	—		—		—		—	—		(597)		235	—		(362)
Acquisition of non-controlling interests (see note 20)	—		—		—		—	—		(105)		—	—		(105)

Balance as of December 31, 2009	168,825,035	Rs.	844	Rs.	20,417	Rs.	649	Rs. (5)	Rs.	16,370	Rs.	2,258	—	Rs.	40,533

Convenience translation into U.S.$			18		440		14	—		353		49	—		874

Balance as of April 1, 2008	168,172,746	Rs.	841	Rs.	20,036	Rs.	709	Rs. (5)	Rs.	24,211	Rs.	1,558	—	Rs.	47,350
Issue of equity shares on exercise of options	256,391		1		149		(145)	—		—		—	—		5
Share based payment expense	—		—		—		180	—		—		—	—		180
Dividend paid (including corporate dividend tax)	—		—		—		—	—		(738)		—	—		(738)
Total comprehensive income	—		—		—		—	—		4,609		444	—		5,053
Acquisition of non-controlling interests (see note 20)	—		—		—		—	—		—		—	—		—

Balance as of December 31, 2008	168,429,137	Rs.	842	Rs.	20,185	Rs.	744	Rs. (5)	Rs.	28,082	Rs.	2,002	—	Rs.	51,850

*	The number of equity shares held by a controlled trust as of April 1, 2008, December 31, 2008, April 1, 2009 and December 31, 2009 was 82,800.
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
(in millions)

	For the nine months ended December 31,
Particulars	2009		2009		2008
	Convenience
	translation into
	U.S.$
Cash flows from operating activities:
Profit/(loss) for the period	U.S.$	(13)	Rs.	(597)	Rs.	4,609
Adjustments for:
Income tax expense		12		545		933
Profit on sale of investments		(1)		(27)		(126)
Depreciation and amortization		68		3,159		2,846
Impairment loss on other intangible assets		74		3,456		—
Impairment loss on goodwill		111		5,147		—
Allowance for sales returns		14		662		481
Allowance for doubtful trade receivables		3		139		110
Inventory write-downs		18		857		129
(Profit)/loss on sale of property, plant and equipment, net		1		24		(13)
Equity in (gain)/loss of equity accounted investees		(1)		(28)		(10)
Unrealized exchange (gain)/loss, net		5		214		(34)
Interest expense, net		3		120		616
Share based payment expense		4		171		180
Negative goodwill on acquisition of business		—		—		(150)
Changes in operating assets and liabilities:
Trade receivables		45		2,068		(6,147)
Inventories		(16)		(728)		(3,209)
Other assets		3		148		170
Trade payables		(3)		(148)		553
Other liabilities and provisions		(40)		(1,864)		(551)
Income tax paid		(41)		(1,896)		(1,065)

Net cash from operating activities	U.S.$	246	Rs.	11,422	Rs.	(678)

Cash flows used in investing activities:
Expenditures on property, plant and equipment		(48)		(2,209)		(3,798)
Proceeds from sale of property, plant and equipment		—		18		26
Purchase of investments		(380)		(17,655)		(8,601)
Proceeds from sale of investments		354		16,447		13,488
Expenditures on intangible assets		(3)		(145)		(246)
Payment of contingent consideration		—		—		(83)
Cash paid for acquisition of business, net of cash received		—		—		(3,089)
Cash paid for acquisition of equity accounted investee		—		—		(372)
Cash paid for acquisition of non-controlling interests		(2)		(80)		—
Interest received		4		188		156

Net cash used in investing activities	U.S.$	(74)	Rs.	(3,436)	Rs.	(2,519)

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
(in millions)

	For the nine months ended December 31,
Particulars	2009		2009		2008
	Convenience
	translation into
	U.S.$
Cash flows used in financing activities:
Interest paid		(7)		(329)		(802)
Proceeds from issuance of equity shares		—		17		5
Proceeds/(repayment) of short term loans and borrowings, net		(90)		(4,161)		1,961
Repayment of long term loans and borrowings, net		(56)		(2,600)		(1,381)
Dividend paid (including corporate dividend tax)		(27)		(1,233)		(738)

Net cash used in financing activities	U.S.$	(179)	Rs.	(8,306)	Rs.	(955)

Net increase/(decrease) in cash and cash equivalents		(7)		(320)		(4,152)
Effect of exchange rate changes on cash and cash equivalents		7		325		(151)
Cash and cash equivalents at the beginning of the period		116		5,378		6,986

Cash and cash equivalents at the end of the period	U.S.$	116	Rs.	5,383	Rs.	2,683

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
1. Reporting Entity
Dr. Reddy’s Laboratories Limited (“DRL” or the “parent company”), together with its subsidiaries (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, India. The Company’s principal areas of operation are in pharmaceutical services and active ingredients, global generics, and proprietary products. The Company’s principal research and development facilities are located in Andhra Pradesh, India; its principal manufacturing facilities are located in Andhra Pradesh, India, Himachal Pradesh, India and Cuernavaca-Cuautla, Mexico; and its principal marketing facilities are located in India, Russia and other countries of the former Soviet Union, the United States, the United Kingdom and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and, since April 11, 2001, also on the New York Stock Exchange in the United States.
2. Basis of preparation of financial statements
a) Statement of compliance
These unaudited condensed consolidated interim financial statements as at and for the three and nine months ended December 31, 2009 have been prepared under the historical cost convention on the accrual basis, except for certain financial instruments which have been measured at fair values. These unaudited condensed consolidated interim financial statements are prepared and presented in accordance with IAS 34, “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2009, as amended by Amendment No. 1 on Form 20-F/A dated August 21, 2009 (collectively, the “Form 20-F”). These unaudited condensed consolidated interim financial statements were authorized for issuance by the Company’s Board of Directors on February 22, 2010.
b) Presentation of financial statements
The Company applies revised IAS 1, “Presentation of Financial Statements” (2007), which became effective as of April 1, 2009. As a result, the Company presents in the consolidated statements of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statements of comprehensive income. This presentation has been applied in these unaudited condensed consolidated interim financial statements as of and for the three and nine months period ended on December 31, 2009. Comparative information has been re-presented so that it is also in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings per share.
c) Significant accounting policies
The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2009 contained in the Company’s Form 20-F.
d) Functional and presentation currency
The unaudited condensed consolidated interim financial statements are presented in Indian rupees, which is the functional currency of DRL. Functional currency of an entity is the currency of the primary economic environment in which the entity operates.
In respect of all non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). Accordingly, the operations of these entities are largely restricted to import of finished goods from the parent company in India, sale of these products in the foreign country and remittance of the sale proceeds to the parent company. The cash flows realized from sale of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
2. Basis of preparation of financial statements (continued)
d) Functional and presentation currency (continued)
In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been determined to be the local currency of those countries/regions. The assets and liabilities of such subsidiaries are translated into Indian rupees at the rate of exchange prevailing as at the reporting date. Revenues and expenses are translated into Indian rupees at average exchange rates prevailing during the period.
Resulting translation adjustments are included in foreign currency translation reserve. All financial information presented in Indian rupees has been rounded to the nearest million.
e) Convenience translation
The accompanying unaudited condensed consolidated interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the unaudited condensed consolidated interim financial statements as of December 31, 2009 have been translated into United States dollars at the noon buying rate in New York City on December 31, 2009 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S. $1.00 = Rs.46.40. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.
f) Use of estimates and judgments
The preparation of condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
As at March 31, 2009, due to certain adverse market developments and consequential impairment losses recorded by the Company in its betapharm cash-generating unit, the Company reviewed the useful life of its indefinite life intangible asset trademark/brand —‘beta’ and determined it to be a finite life intangible asset with a useful life of 12 years. The consequent effect of this change in the amortization expense has been recognized from and after April 1, 2009.
In preparing these unaudited condensed consolidated interim financial statements the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2009.
g) Recent accounting pronouncements
Standards early adopted by the Company
•
IFRS 3 (Revised), “Business Combinations” (2008), as amended, is applicable for annual periods beginning on or after July 1, 2009. This standard was early adopted by the Company as at April 1, 2009. Business combinations consummated after April 1, 2009 will be impacted by this standard. IFRS 3 (Revised) primarily requires the acquisition-related costs to be recognized as period expenses in accordance with the relevant IFRS. Costs incurred to issue debt or equity securities are required to be recognized in accordance with IAS 39, “Financial Instruments: Recognition and Measurement: Eligible Hedged Items”. Consideration, after this amendment, will include fair values of all interests previously held by the acquirer. Re-measurement of such interests to fair value would be carried out through net profit in the income statement. Contingent consideration is required to be recognized at fair value even if not deemed probable of payment at the date of acquisition.

IFRS 3 (Revised) provides an explicit option on a transaction-by-transaction basis, to measure any non-controlling interest (“NCI”) in the entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value. The first method will result in a marginal difference in the measurement of goodwill from the measurement under existing IFRS 3; however, the second approach will require recording goodwill on NCI as well as on the acquired controlling interest. Upon consummating a business transaction in the future, the Company is likely to adopt the first method for measuring NCI.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
2. Basis of preparation of financial statements (continued)
g) Recent accounting pronouncements (continued)
•
IAS 27, “Consolidated and Separate Financial Statements” (2008), as amended, is applicable for annual periods beginning on or after July 1, 2009. Earlier adoption is permitted, provided that IFRS 3 (Revised) is also early adopted. This standard was early adopted by the Company as at April 1, 2009. It requires a mandatory adoption of an economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of an interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Additionally, purchase of some or all of the NCI is treated as a treasury transaction and accounted for in equity, and a partial disposal of an interest in a subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognized on the portion that has been disposed of and a further holding gain is recognized on the interest retained, being the difference between the fair value and carrying value of the interest retained. This standard requires an entity to attribute the NCI’s share of net profit and reserves to the NCI even if this results in the NCI having a deficit balance.

•
IFRS 8, “Operating Segments”, is applicable for annual periods beginning on or after July 1, 2009. This standard was early adopted by the Company as at March 31, 2009. IFRS 8 replaces IAS 14, “Segment Reporting”. The new standard requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting provided to the chief operating decision maker. The application of this standard did not result in any significant change in the Company’s segmental disclosures. Goodwill has been allocated in accordance with the requirements of this standard.

Recently adopted accounting pronouncements
•
IAS 1 (Revised), “Presentation of Financial Statements” (2007) is applicable for annual periods beginning on or after January 1, 2009. This standard was adopted by the Company as at April 1, 2009. As a result of the adoption of this standard, the title for the balance sheet has been changed to “Statements of Financial Position”. Furthermore, the Company has included in its unaudited condensed consolidated interim financial statements two statements to display all items of income and expense recognized during the period — i.e., an “Income Statement” and a “Statement of Comprehensive Income”.

•
IFRIC Interpretation 18, “Transfers of Assets from Customers”, defines the treatment for property, plant and equipment transferred by customers to companies or for cash received to be invested in property, plant and equipment that must be used either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both.

The item of property, plant and equipment is to be initially recognized by the Company at fair value with a corresponding credit to revenue. If an ongoing service is identified as a part of the agreement, the period over which revenue shall be recognized for that service would be determined by the terms of the agreement with the customer. If the period is not clearly defined, then revenue should be recognized over a period no longer than the useful life of the transferred asset used to provide the ongoing service. This interpretation is applicable prospectively to transfers of assets from customers received on or after July 1, 2009. The Company has adopted this interpretation prospectively for all assets transferred after July 1, 2009. There has been no material impact on the Company as a result of the adoption of this interpretation.

Standards issued but not yet effective and not early adopted by the Company
•
In April 2009, the IASB issued “Improvements to IFRSs 2009” — a collection of amendments to twelve International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
2. Basis of preparation of financial statements (continued)
g) Recent accounting pronouncements (continued)

The latest amendments were included in exposure drafts of proposed amendments to IFRS published in October 2007, August 2008, and January 2009. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2010, although entities are permitted to adopt them earlier. The Company is evaluating the impact that these amendments will have on the Company’s unaudited condensed consolidated interim financial statements.

•
In November 2009, the IASB issued IFRS 9, “Financial instruments”, to introduce certain new requirements for classifying and measuring financial assets. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications — those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting will be applicable from the year 2013, although entities are permitted to adopt earlier. The Company is evaluating the impact which this new standard will have on the Company’s unaudited condensed consolidated interim financial statements.

3. Segment reporting
The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The operating segments reviewed by the CODM are as follows:
•	Pharmaceutical Services and Active Ingredients (“PSAI”);
•	Global Generics; and
•	Proprietary Products.
Pharmaceutical Services and Active Ingredients. This segment includes active pharmaceutical ingredients and intermediaries, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediaries become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.
Global Generics. This segment consists of finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This reportable segment was formed through the combination and re-organization of the Company’s former Formulations and Generics segments in the year ended March 31, 2009.
Proprietary Products. This segment involves the discovery of new chemical entities for subsequent commercialization and out-licensing. It also involves the Company’s differentiated formulations business which engages in research, sales and marketing operations for in-licensed and co-developed branded dermatology products.
The CODM reviews gross profit as a performance indicator for all three of the above segments. The Company does not review the total assets and liabilities for each segment. The property, plant and equipment used in the Company’s business, and the related depreciation and amortization expenses, are not fully identifiable with or allocable to individual reportable segments, as certain assets are used interchangeably between segments. The other assets are not specifically allocable to the segments. Consequently, management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since allocation among the various segments is not possible.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
3. Segment reporting (continued)

Information about segments:	For the nine months ended December 31,
									Proprietary
Segments	PSAI				Global Generics				Products				Others				Total
	2009		2008		2009		2008		2009		2008		2009		2008		2009		2008

Segment revenues (Note 1)	Rs.	15,482	Rs.	13,899	Rs.	37,450	Rs.	35,082	Rs.	370	Rs.	155	Rs.	552	Rs.	454	Rs.	53,854	Rs.	49,590

Gross profit	Rs.	5,278	Rs.	4,121	Rs.	22,048	Rs.	21,323	Rs.	270	Rs.	96	Rs.	106	Rs.	191	Rs.	27,702	Rs.	25,731
Selling, general and administrative expenses																		16,693		15,754
Impairment loss on other intangible assets																		3,456		—
Impairment loss on goodwill																		5,147		—
Research and development expenses																		2,841		2,903
Other expense/(income), net																		(332)		439

Results from operating activities																		(103)		6,635
Finance income/(expense), net																		23		(1,103)
Share of profit/(loss) of equity accounted investees, net of income tax																		28		10

Profit/(loss) before income tax																		(52)		5,542
Income tax (expense)/benefit																		(545)		(933)

Profit/(loss) for the period																	Rs.	(597)	Rs.	4,609

Note 1: Segment revenues for the nine months ended December 31, 2009 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at cost of Rs. 2,016 (as compared to Rs.1,841 for the nine months ended December 31, 2008) and inter-segment revenues from Global Generics to PSAI which is accounted for at cost of Rs.0 (as compared to Rs.4 for the nine months ended December 31, 2008).

Information about segments:	For the three months ended December 31,
									Proprietary
Segments	PSAI				Global Generics				Products				Others				Total
	2009		2008		2009		2008		2009		2008		2009		2008		2009		2008

Segment revenues (Note 1)	Rs.	5,237	Rs.	4,458	Rs.	11,723	Rs.	13,683	Rs.	151	Rs.	69	Rs.	185	Rs.	191	Rs.	17,296	Rs.	18,401

Gross profit	Rs.	1,648	Rs.	1,200	Rs.	7,034	Rs.	8,934	Rs.	116	Rs.	39	Rs.	11	Rs.	99	Rs.	8,809	Rs.	10,272
Selling, general and administrative expenses																		5,431		5,382
Impairment loss on other intangible assets																		3,456		—
Impairment loss on goodwill																		5,147		—
Research and development expenses																		892		1,027
Other expense/(income), net																		(171)		110

Results from operating activities																		(5,946)		3,753
Finance income, net																		(50)		(699)
Share of profit/(loss) of equity accounted investees, net of income tax																		2		8

Profit/(loss) before income tax																		(5,994)		3,062
Income tax (expense)/benefit																		777		(617)

Profit/(loss) for the period																	Rs.	(5,217)	Rs.	2,445

Note 1: Segment revenues for the three months ended December 31, 2009 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at cost of Rs.719 (as compared to Rs.591 for the three months ended December 31, 2008).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
3. Segment reporting (continued)
Analysis of revenue by geography within Global Generics segment:
During the fiscal year ended March 31, 2009, although resource allocation was done by the CODM at the Global Generics level, certain additional information (revenue and gross profit) with respect to the Company’s formulations and generics businesses continued to be reviewed by the CODM and, accordingly, further detailed information was included in the segment’s disclosures. However, effective April 1, 2009, the CODM no longer reviews information with respect to the Company’s formulations and generics business. Accordingly, the separate financial information relating to the Company’s formulations and generics business is no longer provided. Instead, the CODM reviews the geographical composition of revenues within the Global Generics segment. Accordingly, the geographical revenue information within the Global Generics segment has been provided for the three and nine months ended December 31, 2009 with corresponding comparative information.
The following table shows the distribution of the Company’s revenues by geography within the Global Generics segment, based on the location of the customer:

	For the nine months ended December 31,
	2009		2008
India	Rs.	7,545	Rs.	6,406
North America (the United States and Canada)		13,285		12,599
Russia and other countries of the former Soviet Union		6,987		5,789
Europe		7,537		8,552
Others		2,096		1,736

	Rs.	37,450	Rs.	35,082

	For the three months ended December 31,
	2009		2008
India	Rs.	2,632	Rs.	1,967
North America (the United States and Canada)		2,974		6,651
Russia and other countries of the former Soviet Union		2,769		2,006
Europe		2,579		2,506
Others		769		553

	Rs.	11,723	Rs.	13,683

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
4. Business combinations
a. Acquisition of a unit of The Dow Chemical Company
On April 28, 2008, the Company, through its wholly owned subsidiary Dr. Reddy’s Laboratories (EU) Limited, acquired a unit of The Dow Chemical Company associated with its United Kingdom sites in Mirfield and Cambridge for a total cash consideration of Rs.1,302 (U.S.$32). The acquisition included customer contracts and relationships, associated active pharmaceutical ingredient products, process technology and know-how, technology licensing rights and the Dowpharma Small Molecules facilities located in Mirfield and Cambridge, United Kingdom. The Company also took over the existing work force as a part of the acquisition. The acquisition resulted in technology related synergies for the Company’s existing Pharmaceutical Services and Active Ingredients segment and gave the Company access to an experienced research and development team.
The Company has accounted for the acquisition under the purchase method in accordance with IFRS 3, “Business Combinations”. Accordingly, the financial results of this acquired business for the period from April 29, 2008 to March 31, 2009 have been included in the unaudited condensed consolidated interim financial statements of the Company.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

	Recognized values on
Particulars	acquisition
Property, plant and equipment	Rs.	741
Intangible assets		801
Inventories		231
Non-current liabilities, net		(71)
Deferred tax liabilities, net		(250)

Net identifiable assets and liabilities	Rs.	1,452
Negative goodwill recognized in other expense/(income), net		(150)

Consideration paid in cash (1)	Rs.	1,302

(1)	Total consideration paid includes direct attributable costs of Rs.13.
As the acquisition involved a combination of a purchase of a unit of an existing entity and a purchase of certain identifiable assets, the carrying value of assets and liabilities before acquisition could not be determined in accordance with IFRS.
The estimated useful lives of intangibles acquired are as follows:

Customer related intangibles	4-11 years

Product related intangibles	6-13 years
The negative goodwill on acquisition is attributable mainly to lower amounts paid towards inventories and intangible assets in the acquired business.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
4. Business combinations (continued)
b. Acquisition of BASF Corporation’s manufacturing facility in Shreveport, Louisiana, U.S.A. and related pharmaceutical contract manufacturing business.
On April 30, 2008, the Company acquired BASF Corporation’s pharmaceutical contract manufacturing business and its manufacturing facility in Shreveport, Louisiana, U.S.A. for a total cash consideration of Rs.1,639 (U.S.$40). The business involves contract manufacturing of generic prescription and OTC products for branded and generic companies in the United States. This business includes customer contracts, related approved ANDAs and approved NDAs, and trademarks, as well as the Shreveport manufacturing facility. The Company also took over the existing work force as a part of the acquisition. This acquisition relates to the Company’s Global Generics segment.
The Company has accounted for the acquisition under the purchase method in accordance with IFRS 3, “Business Combinations”. Accordingly, the financial results of this acquired business for the period from May 1, 2008 to March 31, 2009 have been included in the unaudited condensed consolidated interim financial statements of the Company.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	Recognized values on
Particulars	acquisition
Property, plant and equipment	Rs.	755
Intangible assets		482
Inventories		249
Deferred tax asset		53

Net identifiable assets and liabilities	Rs.	1,539
Goodwill on acquisition		100

Consideration paid in cash(1)	Rs.	1,639

(1)	Total consideration paid includes direct attributable costs of Rs.31.
As the acquisition involved purchase of a unit of an existing entity with certain identifiable assets and liabilities, the carrying value of assets and liabilities before acquisition could not be determined in accordance with IFRS.
The estimated useful lives of intangibles acquired are as follows:

Customer related intangibles	4-9 years

Product related intangibles	9-10 years
Goodwill amounts to Rs.100 and is attributable mainly to the employee workforce acquired and the estimated values to be derived from the synergies for the Company due to cost savings.
c. Acquisition of Jet Generici SRL
On April 30, 2008, the Company acquired Jet Generici Srl, a company engaged in the sale of generic finished dosages in Italy, for a total cash consideration of Rs.148 (Euro 2.34). This acquisition resulted in the Company gaining an entry into the Italian market and access to Jet Generici’s customers, as well as the Company acquiring Jet Generici’s product related intangibles and employee workforce. The transaction was accounted for as an acquisition of a business under the purchase method in accordance with IFRS 3, whereby the Company assumed net liabilities of Rs.14 (primarily consisting of product supply related trade payables) which resulted in goodwill of Rs.162.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
4. Business combinations (continued)
d. Pro-forma information
If the above acquisitions had taken effect at the beginning of the reporting period (i.e., April 1, 2008), the revenue, profit before tax and profit after tax of the Company for the applicable periods on a pro-forma basis would have been as below:

	Nine months ended
	December 31, 2008

Revenue	Rs.	49,735
Profit before tax		5,474
Profit after tax		4,571
5. Financial instruments
Hedging of fluctuations in foreign currency
The Company is exposed to exchange rate risk which arises from its foreign exchange revenues, primarily in U.S. dollars, British Pounds, Russian roubles and Euros, and foreign currency debt in U.S. dollars and Euros.
The Company uses forward exchange contracts and option contracts (derivatives) to mitigate its risk of changes in foreign currency exchange rates. Most of the forward exchange contracts and option contracts have maturities of less than one year after the statements of financial position date. Where necessary, the forward exchange contracts are rolled over at maturity.
Forecasted transactions
The Company classifies its option contracts hedging forecasted transactions as cash flow hedges and measures them at fair value. The fair value of option contracts used as hedges of forecasted transactions at December 31, 2009 was an asset of Rs.142 (as compared to a liability of Rs.323 at March 31, 2009). This amount was recognized as derivatives measured at fair value.
Recognized assets and liabilities
Changes in the fair value of forward exchange contracts and option contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognized in the income statements. Both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the monetary items are recognized as part of “net finance costs”. The fair value of forward exchange contracts and option contracts used as economic hedges of monetary assets and liabilities in foreign currencies recognized in fair value derivatives was an asset of Rs.50 at December 31, 2009 (as compared to a liability of Rs.9 at March 31, 2009).
Fair values
The net carrying amount and fair value of all financial instruments, except derivative financial instruments, as at December 31, 2009 was a net liability of Rs.6,604 (as compared to a net liability of Rs.12,038 at March 31, 2009).
6. Cash and cash equivalents
Cash and cash equivalents consist of:

	As of
	December 31, 2009		March 31, 2009

Cash balances	Rs.	8	Rs.	30
Balances with banks		5,531		5,566

Cash and cash equivalents on the statements of financial position		5,539		5,596
Bank overdrafts used for cash management purposes		(156)		(218)

Cash and cash equivalents on the cash flow statement	Rs.	5,383	Rs.	5,378

Balances with banks amounting to Rs.20 as of December 31, 2009 and Rs.16 as of March 31, 2009, included above represent amounts in the unclaimed dividend accounts, and are therefore restricted.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
7. Inventories
Inventories consist of the following:

	As of
	December 31, 2009		March 31, 2009

Raw materials	Rs.	3,941	Rs.	3,518
Packing material, stores and spares		984		876
Work-in-process		3,600		2,976
Finished goods		4,382		5,856

	Rs.	12,907	Rs.	13,226

During the three months and nine months ended December 31, 2009, the Company recorded inventory write-downs of Rs.43 and Rs.857 respectively (as compared to Rs.56 and Rs.129 for the three months and nine months ended December 31, 2008, respectively). A substantial portion of these write downs during the nine months ended December 31, 2009 were on account of:
•	inventories in the Company’s German operations which are likely to reach their expiration dates and remain unsold by the Company, amounting to Rs.272 (Euro 4); and
•	write-downs in relation to the decrease in the net realizable value of sumatriptan resulting from the genericization of the product and subsequent entry of multiple competitors in the United States.
These adjustments were included in cost of revenues. Cost of revenues for the three months and nine months ended December 31, 2009 include raw materials, consumables and changes in finished goods and work in progress recognized in the income statements amounting to Rs.5,938 and Rs.18,575, respectively (as compared to Rs.5,781 and Rs.17,040, respectively, for the three months and nine months ended December 31, 2008). The above table includes inventories amounting to Rs.1,109 and Rs.505 which are carried at fair value less cost to sell as at December 31, 2009 and March 31, 2009, respectively.
8. Property, plant and equipment
Acquisitions and disposals
During the nine months ended December 31, 2009, the Company acquired assets at an aggregate cost of Rs.2,531 (as compared to a cost of Rs.5,638 and Rs.6,115 for the nine months ended December 31, 2008 and the year ended March 31, 2009, respectively), including assets acquired through business combinations of Rs.0 (as compared to a cost of Rs.1,496 for assets acquired through business combinations for the nine months ended December 31, 2008 and year ended March 31, 2009). Assets with a net book value of Rs.42 were disposed of during the nine months ended December 31, 2009 (as compared to Rs.13 and Rs.66 for the nine months ended December 31, 2008 and the year ended March 31, 2009, respectively), resulting in a net loss on disposal of Rs.24 (as compared to a gain of Rs.13 and Rs.15 for the nine months ended December 31, 2008 and the year ended March 31, 2009, respectively). Depreciation expense for the three months and nine months ended December 31, 2009 was Rs.664 and Rs.1,949 respectively (as compared to Rs.576 and Rs.1,658 for the three months and nine months ended December 31, 2008, respectively).
Capital Commitments
As of March 31, 2009 and December 31, 2009, the Company was committed to spend approximately Rs.996 and Rs.2,053, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
9. Goodwill
Goodwill arising upon acquisitions is not amortized but tested for impairment annually or more frequently if there are certain internal or external indicators.
The following table presents the changes in goodwill during the nine months ended December 31, 2009 and December 31, 2008 and the year ended March 31, 2009:

	Nine months ended		Nine months ended		Year ended
	December 31, 2009		December 31, 2008		March 31, 2009

Opening balance (1)	Rs.	18,246	Rs.	17,269	Rs.	17,087
Goodwill arising on business combinations		—		316		262
Effect of translation adjustments (3)		41		1,259		897

Closing balance (1)	Rs.	18,287	Rs.	18,844	Rs.	18,246

Less: Impairment loss (2)		(16,093)		(90)		(10,946)

	Rs.	2,194	Rs.	18,754	Rs.	7,300

(1)	This does not include goodwill arising upon investment in associates of Rs.181, which is included in the carrying value of the investment in the equity accounted investees.

(2)
The impairment loss includes Rs.5,147 and Rs.10,856 for the nine months ended December 31, 2009 and the year ended March 31, 2009 respectively, related to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Global Generics segment (Refer to note 10 for further details). The impairment loss of Rs.90 for the year ended December 31, 2008 relates to the Company’s Proprietary Products segment.

(3)	Effect of translation adjustments includes Rs.69 on account of translation of impairment loss.
10. Other intangible assets
Acquisitions and Write-down of intangibles
During the three and nine months ended December 31, 2009, the Company acquired other intangible assets at an aggregate cost of Rs.16 and Rs.145 respectively (as compared to a cost of Rs.1,637 and Rs.1,647 for the nine months ended December 31, 2008 and the year ended March 31, 2009, respectively), including assets acquired through business combinations of Rs.0 (as compared to a cost of Rs.1,312 for both the nine months ended December 31, 2008 and the year ended March 31, 2009). Amortization expenses for the three and nine months ended December 31, 2009 were Rs.374 and Rs.1,210, respectively (as compared to amortization expenses of Rs.339 and Rs.1,188 for the three months and nine months ended December 31, 2008, respectively).
Impairment losses recorded during the year ended March 31, 2009
During the year ended March 31, 2009, there were significant changes in the generics market related to the Company’s German subsidiary, betapharm Arzneimittel GmbH (“betapharm”). These changes included a decrease in the reference prices of its products, increased quantity of discount contracts being negotiated with State Healthcare Insurance (“SHI”) funds, and announcement of a large competitive bidding sale (or “tender”) process from the Allgemeine Ortskrankenkassen (“AOK”), one of the largest SHI funds in Germany. Due to these adverse market developments, as at March 31, 2009, the Company tested the carrying value of its product related intangibles, being the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable value of the above product-related intangibles was determined as the higher of its value in use and its fair value less costs to sell. This resulted in the fair value less costs to sell being the recoverable value of such intangibles. The impairment testing indicated that the carrying values of certain product-related intangibles were higher than their recoverable value, resulting in the Company recording an impairment loss on certain product related intangibles amounting to Rs.3,167 during the year ended March 31, 2009.
As at March 31, 2009, the Company also performed its annual impairment analysis related to the betapharm cash-generating unit, comprised of the above product related intangibles, the indefinite life trademark/brand — ‘beta’ and acquired goodwill. The recoverable value of the betapharm cash-generating unit was based on its fair value less costs to sell, which was higher than its value in use. The impairment testing indicated that the carrying value of the betapharm cash-generating unit was higher than its recoverable value, resulting in the Company recording an impairment loss of goodwill amounting to Rs.10,856 during the year ended March 31, 2009.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
10. Other intangible assets (continued)
Impairment losses recorded during the three months ended December 31, 2009
Pursuant to the ongoing reforms in the German generics pharmaceutical market as referenced above, further tenders were announced by several of the SHI funds during the three months ended September 30, 2009. The Company had participated in these tenders through its wholly owned subsidiary betapharm. The final results of a majority of these tenders were announced during the three months ended December 31, 2009 with a lower than anticipated success rate for betapharm. As a result of the increasing usage of tender processes by SHI funds, the Company expects contracts awarded in tenders to account for a significant portion of future sales in the German generics pharmaceutical market, at a rate which is comparatively higher than the assumptions the Company had made earlier.
Due to these results, management has reassessed the impact of these tenders on its future forecasted sales and profits in the German generics pharmaceutical market and has determined it appropriate to significantly revise its estimates for fiscal years 2011 and thereafter. Accordingly, and in light of further deterioration and adverse market conditions in the German generics pharmaceutical market as at December 31, 2009, the Company has reassessed the recoverable amounts of betapharm’s product-related intangibles, the cash generating unit which comprises these product-related intangibles, its trademark/brand “beta” and the related acquired goodwill (collectively referred to as the “betapharm CGU”). The recoverable amount of both the product-related intangibles and the betapharm CGU was based on their fair value less costs to sell, which was higher than its value in use. As a result of this re-evaluation, the carrying amounts of both the product-related intangibles and the betapharm CGU were determined to be higher than their respective recoverable amounts. Accordingly, an impairment loss of Rs.2,112 for the product related intangibles and Rs.6,358 for the betapharm CGU has been recognized in the income statement. Of the impairment loss pertaining to the betapharm CGU, Rs.5,147 has been allocated to the carrying value of goodwill and the remaining Rs.1,211 has been allocated to the trademark/brand — ‘beta’ which forms a significant portion of the betapharm CGU.
The above impairment losses relate to the Company’s Global Generics segment.
The Company used the discounted cash flow approach to calculate the fair value less cost to sell, with the assistance of independent appraisers. The key assumptions considered in the calculation are as follows:
•
Revenue projections are based on the approved revised budgets for the fiscal year ending March 31, 2011, based on management’s visibility of current order book and the actual performance during recent months. These projections take into account the expected long term growth rate in the German generics industry. Accordingly, based on the industry reports and other information, the Company projects a constant 1% decline in revenue on a year-on-year basis for existing products.

•	The net cash flows have been discounted based on a post-tax discounting tax rate ranging from 7.44% to 9.34%.
De-recognition of intangible assets
As explained in note 4(b), the Company acquired the business of BASF Corporation in the month of April 2008. As part of the purchase price, Rs.482 was allocated to “customer related intangible assets” and “product-related intangibles”. Rs.142 of the above allocation pertains to a contract with Par Pharmaceuticals Inc. (“Par”) relating to sales of ibuprofen to Par. During the three months ended December 31, 2009, there has been clear evidence of a decline in sales of ibuprofen to Par. Accordingly, as at December 31, 2009 the Company has written off the remaining carrying amount of Rs.133 pertaining to this product and customer, as it expects no economic benefits from the use or disposal of these contracts in future periods. The amount derecognized is disclosed as part of “impairment loss on other intangible assets” in the Company’s income statement.
Change in estimated useful life of indefinite life trademark/brand —‘beta’
Due to the adverse market developments in the German generics pharmaceutical market as referenced above and consequential impairment losses recorded by the Company during the year ended March 31, 2009 in its betapharm CGU, the Company reviewed the useful life of its indefinite life intangible asset trademark/brand — “beta”. The carrying amount of this intangible was Rs.6,926 as at March 31, 2009 and the Company determined it to be a finite life intangible asset with a useful life of 12 years. This change will result in an increase in the future annual amortization expense of the Company by approximately Rs.577 (Euro 9) over the next 12 years.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
11. Loans and borrowings
Short term loans and borrowings
The Company had undrawn lines of credit of Rs.12,751 and Rs.16,603 as of December 31, 2009 and March 31, 2009, respectively, from its bankers for working capital requirements. These lines of credit are renewable annually. The Company has the right to draw upon these lines of credit based on its requirements.
An interest rate profile of short term borrowings from banks is given below:

	As at
	December 31, 2009	March 31, 2009
Rupee borrowings	—	7.52%
Foreign currency borrowings	LIBOR+ 100 bps	LIBOR+ 100 -225bps
Long term loans and borrowings
Long term loans and borrowings consist of the following:

	As of
	December 31, 2009		March 31, 2009
Rupee term loan	Rs.	3	Rs.	7
Foreign currency loan		10,710		13,326
Obligations under finance leases		284		300

		10,997		13,633

Less: Current portion
Rupee term loan		2		6
Foreign currency loan		4,006		3,477
Obligations under finance leases		18		18

		4,026		3,501

Non-current portion
Rupee term loan		1		1
Foreign currency loan		6,704		9,849
Obligations under finance leases		266		282

	Rs.	6,971	Rs.	10,132

During the nine months ended December 31, 2009, the Company repaid Rs.2,583 of foreign currency loans (consisting of Euro 36.4 and U.S.$2.03), Rs.4 of rupee term loans and Rs.13 of obligations under finance leases. During the year ended March 31, 2009, the Company repaid Rs.1,907 of foreign currency loans (consisting of Euro 27 and U.S.$2), Rs.6 of rupee term loans and Rs.12 of obligations under finance leases.
An interest rate profile of long-term debt is given below:

As of
	December 31, 2009	March 31, 2009
Rupee borrowings	2.00%	2.00%
Foreign currency borrowings	EURIBOR +70 bps and	EURIBOR +70 bps and
	LIBOR+70 bps	LIBOR+70 bps

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
12. Amalgamation of Perlecan Pharma Private Limited
During the nine months ended December 31, 2009, the Company concluded a legal reorganization to amalgamate its wholly-owned subsidiary, Perlecan Pharma Private Limited (“Perlecan”), into its own operations. The appropriate High Court approval was received by the Company during the nine months ended December 31, 2009, which states that the Company is able to offset the carry-forward tax losses of Perlecan against the taxable income of the Company for periods effective January 1, 2006. Accordingly, the Company has recorded an amount of Rs.281, representing the tax benefit arising from the carried forward tax losses of Perlecan as a reduction to its current tax liability with an offset to the existing deferred tax asset recognized for the tax losses of Perlecan as at March 31, 2009.
13. Other (income)/expense, net
Other (income)/expense, net consist of the following:

	Nine months ended				Three months ended
	December 31,				December 31,
	2009		2008		2009		2008

Loss/(profit) on sale of property, plant and equipment	Rs.	24	Rs.	(13)	Rs.	2	Rs.	—
Sale of spent chemical		(155)		(174)		(56)		(45)
Negative goodwill on acquisitions of business		—		(150)		—		—
Miscellaneous income		(252)		(199)		(118)		(75)
Provision for expected claim from innovator (see note 21)		48		969		—		224
Other expenses		3		6		1		6

	Rs.	(332)	Rs.	439	Rs.	(171)	Rs.	110

14. Finance income/(expense), net
Finance income/(expense), net consists of the following:

	Nine months ended				Three months ended
	December 31,				December 31,
	2009		2008		2009		2008
Interest income	Rs.	201	Rs.	196	Rs.	78	Rs.	77
Foreign exchange gain/(loss)		116		(613)		(44)		(493)
Profit on sale of investments		27		126		13		9
Interest expense		(321)		(812)		(97)		(292)

	Rs.	23	Rs.	(1,103)	Rs.	(50)	Rs.	(699)

15. Share capital and share premium
During the nine months ended December 31, 2009 and December 31, 2008, 356,258 and 256,391 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan-2002 and the Dr. Reddy’s Employees ADR Stock Option Plan-2007. Each of these options was exercised at an exercise price of Rs.5. The amount of grant date fair value previously recognized for these options has been transferred from “share based payment reserve” to “share premium” in the statements of financial position.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
16. Earnings/(loss) per share
Basic earnings/(loss) per share
The calculation of basic earnings per share for the nine months ended December 31, 2009 was based on the loss attributable to equity shareholders of Rs.597 (as compared to a profit of Rs.4,609 for the nine months ended December 31, 2008) and a weighted average number of equity shares outstanding during the nine months ended December 31, 2009 and nine months ended December 31, 2008 calculated as follows:

	Nine months ended December 31,
	2009	2008
Issued equity shares as on April 1	168,468,777	168,172,746
Effect of shares issued on exercise of stock options	197,047	146,898
Weighted average number of equity shares at December 31	168,665,824	168,319,644
The calculation of basic earnings per share for the three months ended December 31, 2009 was based on the loss attributable to equity shareholders of Rs.5,217 (as compared to a profit of Rs.2,445 for the three months ended December 31, 2008) and a weighted average number of equity shares outstanding during the three months ended December 31, 2009 and three months ended December 31, 2008 calculated as follows:

	Three months ended December 31,
	2009	2008
Issued equity shares as on October 1	168,745,279	168,400,728
Effect of shares issued on exercise of stock options	60,056	8,122
Weighted average number of equity shares at December 31	168,805,335	168,408,850
Diluted earnings/(loss) per share
The calculation of diluted earnings per share for the nine months ended December 31, 2009 was based on the loss attributable to equity shareholders of Rs.597 (as compared to a profit of Rs.4,609 for the nine months ended December 31, 2008) and weighted average number of equity shares outstanding during the nine months ended December 31, 2009 and nine months ended December 31, 2008, calculated as follows:

	Nine months ended December 31,
	2009	2008
Weighted average number of equity shares at December 31 (Basic)	168,665,824	168,319,644
Effect of stock options outstanding	—	683,177
Weighted average number of equity shares at December 31 (Diluted)	168,665,824	169,002,821
For the nine months ended December 31, 2009, 914,213 ordinary shares arising out of the potential exercise of outstanding stock options were not included in the computation of diluted loss per share, as their effect was anti-dilutive.
The calculations of diluted earnings per share for the three months ended December 31, 2009 was based on the loss attributable to equity shareholders of Rs.5,217 (as compared to a profit of Rs.2,445 for the three months ended December 31, 2008) and the weighted average number of equity shares outstanding during the three months ended December 31, 2009 and three months ended December 31, 2008, calculated as follows:

	Three months ended December 31,
	2009	2008
Weighted average number of ordinary shares at December 31 (Basic)	168,805,335	168,408,850
Effect of stock options outstanding	—	372,947
Weighted average number of equity shares at December 31 (Diluted)	168,805,335	168,781,797
For the three months ended December 31, 2009, 843,241 ordinary shares arising out of the potential exercise of outstanding stock options were not included in the computation of diluted loss per share, as their effect was anti-dilutive.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
17. Employee stock incentive plans
Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):
The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the annual general meeting of shareholders held on September 24, 2001. The DRL 2002 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The compensation committee of the Board of DRL (the “Compensation Committee”) administers the DRL 2002 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.
The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:
Category A: 1,721,700 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 573,778 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
The DRL 2002 Plan was further amended on July 27, 2005 at the annual general meeting of shareholders to provide for stock option grants in two categories:
Category A: 300,000 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 1,995,478 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.
After the stock split effected in the form of a stock dividend issued by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in the above two categories as follows:

	Number of	Number of
	Options granted	Options granted
	under	under
Particulars	Category A	Category B	Total
Options reserved under original Plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	505,939	3,843,163	4,349,102
The Compensation Committee, at its meeting held in October 2007, proposed that the Company should absorb the full liability of the Fringe Benefit Tax upon exercise of all stock options granted on or prior to the date of its resolution. In respect of new grants to be made by the Company subsequent to the date of such resolution, the Fringe Benefit Tax will be recovered from employees upon the exercise of their stock options. An amendment to the DRL 2002 Plan reflecting the Compensation Committee’s proposal was approved by the shareholders at the annual general meeting held on July 22, 2008.
In April 2007, certain employees surrendered their par value options under category B of the DRL 2002 Plan in exchange for par value options under category B of the DRL 2007 Plan (discussed below). The incremental cost due to such modifications was insignificant.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
17. Employee stock incentive plans (continued)
Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”):
The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the annual general meeting held on July 27, 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The Compensation Committee administers the DRL 2007 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2007 plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.
The DRL 2007 Plan provides for option grants in two categories:
Category A: 382,695 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 1,148,084 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
The Compensation Committee, at its meeting held in October 2007, proposed that the Company should absorb the full liability of the Fringe Benefit Tax upon exercise of all stock options granted on or prior to the date of its resolution. In respect of new grants to be made by the Company subsequent to the date of such resolution, the Fringe Benefit Tax will be recovered from employees upon the exercise of their stock options. An amendment to the DRL 2007 Plan reflecting the Compensation Committee’s proposal was approved by the shareholders at the annual general meeting held on July 22, 2008.
During the nine months ended December 31, 2009, the Government of India through its Finance Bill, 2009 has proposed the abolishment of the Fringe Benefit Tax, including those applicable to employee share based payments. Under this proposal, the Fringe Benefit Tax payable by the employer as a result of share based payments would be replaced by an income tax payable by the employees as a “perquisite” (as defined in the Indian Income Tax Act, 1961) based on the value of the underlying share as on the date of exercise of the options. Consequent to this abolishment and in furtherance of the resolution passed by the Company on July 22, 2008, management resolved to absorb the consequent Fringe Benefit Tax liability for the options granted on or prior to May 18, 2008.
Aurigene Discovery Technologies Ltd. Employee Stock Option Plan 2003 (the “Aurigene ESOP Plan”):
Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of Aurigene stock options to employees of Aurigene and its subsidiary, Aurigene Discovery Technologies Inc., who have completed one full year of service with Aurigene or its subsidiary. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at an exercise price as determined by Aurigene’s compensation committee. The options issued under the Aurigene ESOP Plan vest in periods ranging from one to three years, including certain options which vest immediately on grant, and generally have a maximum contractual term of three years.
During the year ended March 31, 2008, the Aurigene ESOP Plan was amended to increase the total number of options reserved for issuance to 7,500,000 and to provide for Aurigene’s recovery of the Fringe Benefit Tax from employees upon the exercise of their stock options.
Aurigene Discovery Technologies Ltd. Management Group Stock Grant Plan (the “Aurigene Management Plan”):
In the year ended March 31, 2004, Aurigene adopted the Aurigene Management Plan to provide for issuance of Aurigene stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 of its ordinary shares for issuance under this plan. Under the Aurigene Management Plan, stock options may be granted at an exercise price as determined by Aurigene’s compensation committee. As of March 31, 2008, there were no stock options outstanding under the Aurigene Management Plan. The plan was closed by a resolution of the shareholders in January 2008.
During the three months ended December 31, 2009, 1,899,943 options issued under the Aurigene ESOP Plan were exercised by employees and, accordingly, a corresponding number of equity shares of Aurigene Discovery Technologies Limited has been issued to such employees.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
17. Employee stock incentive plans (continued)
Stock option activity during the period
The terms and conditions of the grants made during the nine months ended December 31, 2009 under the above plans were as follows:

	Number of	Exercise		Vesting	Contractual
	instruments	price		Period	life
DRL 2002 Plan:
- Category A	—		—	—	—
- Category B	359,840	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan:
- Category A	—		—	—	—
- Category B	74,600	Rs.	5.00	1 to 4 years	5 years

Aurigene ESOP Plan:	—		—	—	—
The terms and conditions of the grants made during the nine months ended December 31, 2008 under the above plans are as follows:

	Number of	Exercise		Vesting	Contractual
	instruments	price		period	life
DRL 2002 Plan:
- Category A	20,000	Rs.	448.00	2 to 4 years	5 years
- Category B	350,820	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan:
- Category A	—		—	—	—
- Category B	74,400	Rs.	5.00	1 to 4 years	5 years

Aurigene ESOP Plan:	—		—	—	—
There were no grants made during the three months ended December 31, 2009.
The terms and conditions of the grants made during the three months ended December 31, 2008 under the above plans are as follows:

	Number of	Exercise		Vesting	Contractual
	instruments	price		period	life
DRL 2002 Plan:
- Category A	20,000	Rs.	448.00	2 to 4 years	5 years
- Category B	—		—	—	—
DRL 2007 Plan:
- Category A	—		—	—	—
- Category B	—		—	—	—

Aurigene ESOP Plan:	—		—	—	—

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
17. Employee stock incentive plans (continued)
The weighted average inputs used in computing the fair value of such grants were as follows:

	Nine months ended December 31,
	2009		2008
Expected volatility		36.45%		29.52%
Exercise price	Rs.	5.00	Rs.	24.68
Option life	2.44 Years		2.57 Years
Risk-free interest rate		5.05%		7.8%
Expected dividends		0.82%		0.6%
Grant date share price	Rs.	612.95	Rs.	632.26
The fair values of services received in return for share options granted to employees are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Black Scholes model.
For the nine months ended December 31, 2009 and 2008, amounts of Rs.171 and Rs.180, respectively, have been recorded as total employee share based expense under all employee stock incentive plans. For the three months ended December 31, 2009 and 2008, amounts of Rs.52 and Rs.66, respectively, have been recorded as total employee share based expense under all employee stock incentive plans. As of December 31, 2009, there was approximately Rs.187 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.70 years.
18. Employee benefit plans
Gratuity benefits
In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The amount of payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and debt instruments of government-owned corporations.
The components of net periodic benefit cost for the nine months ended December 31, 2009 and 2008 are as follows:

	Nine months ended December 31,
	2009		2008
Service cost	Rs.	39	Rs.	32
Interest cost		23		20
Expected return on plan assets		(19)		(16)
Recognized net actuarial (gain)/loss		5		—

Net amount recognized	Rs.	48	Rs.	36

The components of net periodic benefit cost for the three months ended December 31, 2009 and 2008 are as follows:

	Three months ended December 31,
	2009		2008
Service cost	Rs.	14	Rs.	11
Interest cost		8		7
Expected return on plan assets		(6)		(6)
Recognized net actuarial (gain)/loss		2		—

Net amount recognized	Rs.	18	Rs.	12

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
18. Employee benefit plans (continued)
Pension plan
All employees of Industrias Quimicas Falcon de Mexico S.A. de C.V. (“Falcon”) are entitled to a pension plan in the form of a defined benefit plan. The pension plan provides a payment to vested employees at retirement or termination of employment. This payment is based on the employee’s integrated salary and is paid in the form of a monthly pension over a period of 20 years computed based on a predefined formula. Liabilities in respect of the pension plan are determined by an actuarial valuation, based upon which the Company makes contributions to the pension plan fund. This fund is administered by a third party who is provided guidance by a technical committee formed by senior employees of Falcon.
The components of net periodic benefit cost for the nine months ended December 31, 2009 and 2008 are as follows:

	Nine months ended December 31,
	2009		2008
Service cost	Rs.	10	Rs.	11
Interest cost		17		15
Expected return on plan assets		(14)		(13)
Amortization of net transition obligation/(asset)		6		3

Net amount recognized	Rs.	19	Rs.	16

The components of net periodic benefit cost for the three months ended December 31, 2009 and 2008 are as follows:

	Three months ended December 31,
	2009		2008
Service cost	Rs.	4	Rs.	4
Interest cost		5		4
Expected return on plan assets		(4)		(4)
Amortization of net transition obligation/(asset)		2		1

Net amount recognized	Rs.	7	Rs.	5

Severance payments of German subsidiaries
On account of the significant adverse events in the German generic pharmaceuticals market as described in note 10 above, the Company during the three months ended June 30, 2009 resolved to implement a workforce reduction and restructuring of its German subsidiaries, betapharm and Reddy Holding GmbH, to achieve a more sustainable workforce structure in light of the current climate within the German generic pharmaceuticals industry. Accordingly, during the nine months ended December 31, 2009, the management and works councils (i.e., organizations representing workers) of betapharm and Reddy Holding GmbH entered into a “reconciliation of interest” agreement, which set out the overall termination benefits payable to identified employees. Accordingly, an amount of Rs.435 (Euro 6.6) has been recorded as termination benefits and is included as part of “Selling, general and administrative expenses” in the unaudited condensed consolidated interim income statement for the nine months ended December 31, 2009.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
19. Income taxes
Income tax expenses are recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. As explained in notes 9 and 10 above, the Company has recorded amounts of Rs.5,147 and Rs.3,323, respectively, as impairment of goodwill and other intangible assets. The impairment of goodwill did not have any corresponding tax benefit. The Company’s consolidated effective tax rate including the effect of impairment losses for the nine months ended December 31, 2009 and December 31, 2008 was (1,048)% (excluding impairment losses, it was 20.27%) and 16.84%, respectively. The Company had an income tax benefit for the three months ended December 31, 2009, primarily on account of the significant reversal of deferred tax liability on intangibles corresponding to the impairment charge. However, excluding the effect of such impairment, the effective tax rate of the Company increased by 3.43%, primarily on account of lower sales from tax exempt units of the Company’s Indian operations.
The difference between the estimated average annual effective income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses not deductible for tax purposes, income exempted from income taxes, effects of changes in tax laws and rates, and the effects of minimum alternate taxes.
Current tax and deferred tax recognized in the Company’s income statement are as follows:

	Nine months ended December 31,				Three months ended December 31,
	2009		2008		2009		2008
Current tax expense	Rs.	2,568	Rs.	1,494	Rs.	439	Rs.	895

Deferred tax expense/(benefit)		(2,023)		(561)		(1,216)		(278)
Income tax expense/(benefit)	Rs.	545	Rs.	933	Rs.	(777)	Rs.	617
The total deferred tax recognized directly in the equity is tax expense amounting to Rs.74 for the nine months ended December 31, 2009 (as compared to a tax benefit amounting to Rs.149 for the nine months ended December 31, 2008).
20. Acquisition of non-controlling interests
Aurigene Discovery Technologies Limited
During the three months ended December 31, 2009, 1,899,943 options issued under the Aurigene ESOP Plan were exercised by employees and, accordingly, a corresponding number of equity shares of Aurigene Discovery Technologies Limited were issued, consequently giving rise to a non-controlling interest in the existing wholly owned subsidiary Aurigene Discovery Technologies Limited.
Immediately following the issuance of such shares, the Company acquired them from the holders at a price of Rs.46 per share. Acquisition of the non-controlling interest has been recorded as a treasury transaction as part of the Unaudited Condensed Consolidated Interim Statement of Changes in Equity, as it represents changes in ownership interest without the loss of control by the Company. The difference between the carrying value of such non-controlling interest and the consideration paid by the Company is recognized as a reduction from retained earnings and attributed to the shareholders of the Company.
Dr. Reddy’s Laboratories (Australia) Pty.
During the three months ended December 31, 2009, the Company entered into an agreement with Biogenerics Australia Pty. Limited for the acquisition of their non-controlling interest in Dr. Reddy’s Laboratories (Australia) Pty. Limited (“DRLA”). The total purchase consideration is to be Rs.37 (AUD 1), which includes an amount of Rs.25 which is contingent upon DRLA achieving certain sales targets on or before December 31, 2010 or upon the listing of a certainnumber of products under the Pharmaceutical Benefit Scheme in Australia by March 31, 2012.
Acquisition of the non-controlling interest has been recorded as a treasury transaction as part of the Unaudited Condensed Consolidated Interim Statement of Changes in Equity, as it represents changes in ownership interest without the loss of control by the Company. The difference between the carrying value of such non controlling interest and the consideration paid by the Company is recognized as a reduction from retained earnings and attributed to the shareholders of the Company.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
21. Related parties
The Company has entered into transactions with the following related parties:
•	Diana Hotels Limited for availing hotel services;
•	A.R. Life Sciences Private Limited for availing processing services of raw materials and intermediates;
•	Dr. Reddy’s Holdings Private Limited for the purchase and sale of active pharmaceutical ingredients;
•	Dr. Reddy’s Foundation for Human and Social Development towards contributions for social development;
•	Institute of Life Science towards contributions for social development;
•	K.K. Enterprises for availing packaging services for formulation products;
•	SR Enterprises for transportation services; and
•	Dr. Reddy’s Laboratories Gratuity Fund.
These are enterprises over which key management personnel have control or significant influence (“significant interest entities”). “Key management personnel” consists of the Company’s Directors and Management council members. Additionally, the Company has also provided/taken loans and advances from significant interest entities.
The Company has also entered into transactions with its former equity accounted investee Perlecan Pharma (now a subsidiary) and its joint venture Reddy Kunshan. These transactions are in the nature of reimbursement of research and development expenses incurred by the Company on behalf of Perlecan Pharma, revenue from research services performed by the Company for Perlecan Pharma and purchase of active pharmaceutical ingredients by the Company from Reddy Kunshan.
The Company has also entered into cancellable operating lease transactions with key management personnel and their relatives.
The Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”), which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees. During the nine months ended December 31, 2009 and December 31, 2008, the Company paid Rs.64 and Rs.30, respectively, to the Gratuity Fund.
The following is a summary of significant related party transactions:

	Nine months ended		Three months ended
	December 31,		December 31,
	2009	2008	2009	2008
Purchases from significant interest entities	231	190	82	43
Sales to significant interest entities	103	93	46	27
Contribution to a significant interest entity towards social development	87	72	14	4
Lease rental paid under cancellable operating leases to key management personnel and their relatives	20	18	7	7
Hotel expenses paid	8	8	4	3
Advances taken from significant interest entities	—	60	—	—

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
21. Related parties (continued)
The above table does not include the following transactions between key management personnel and the Company:
•
During the nine months ended December 31, 2009, the Company exchanged a parcel of land owned by it for another parcel of land of equivalent size that adjoins its research facility, owned by the Company’s key management personnel. The Company concluded that this exchange transaction lacks commercial substance and has accordingly recorded the land acquired at the carrying amount of the land transferred, with no profit or loss being recorded.

•	Purchase of land amounting to Rs.21 from a significant interest entity.
The following table describes the components of compensation paid to key management personnel:

	Nine months ended				Three months ended
	December 31,				December 31,
Particulars	2009		2008		2009		2008
Salaries	Rs.	184	Rs.	226	Rs.	45	Rs.	62
Commission*		194		129		54		38
Other perquisites		4		1		1		—
Share-based payments		27		24		10		4

Total	Rs.	409	Rs.	380	Rs.	110	Rs.	104

*	Accrued based on profit as of the applicable date in accordance with the terms of employment.
Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.
The Company had the following amounts due from related parties:

	As at
	December 31, 2009		March 31, 2009
Significant interest entities	Rs.	30	Rs.	43
Key management personnel		6		5
The above tables as at December 31, 2009 and March 31, 2009 do not include the amounts of Rs.1,080 and Rs.1,080, respectively, paid as advances towards the purchase of land from a significant interest entity, which has been disclosed as part of capital work-in-progress which is included in the Property, Plant and Equipment in the Company’s statements of financial position.
The Company had the following amounts due to related parties:

	As at
	December 31, 2009		March 31, 2009
Significant interest entities	Rs.	35	Rs.	68

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
22. Contingencies
Guarantees
The Company’s equity accounted investee, Reddy Kunshan, secured a credit facility of Rs.36 from First Sino Bank. As of December 31, 2009, the Company had issued a corporate guarantee of Rs.36 in favor of First Sino Bank to enhance the credit standing of Reddy Kunshan. The guarantee is required to be renewed every year and the Company’s liability may arise in the event of non-payment by Reddy Kunshan of the amount withdrawn under its credit facility.
Litigations, etc.
The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The more significant matters are discussed below. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.
Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this note 22 to the unaudited condensed consolidated interim financial statements, the Company does not expect them to have a materially adverse effect on its financial position. However, if one or more of such proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.
Product and patent related matters
Norfloxacin, India litigation
The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order (the “DPCO”), the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the Government of India for the upward revision of the maximum selling price and a legal suit in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition, which is currently pending.
During the year ended March 31, 2006, the Company received a notice from the Government of India demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to Rs.285 including interest thereon. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the Government of India, which amounted to Rs.77. The Company deposited this amount with the Government of India in November 2005 and is awaiting the outcome of its appeal with the Supreme Court. In February 2008, the High Court directed the Company to deposit an additional amount of Rs.30, which was deposited by the Company in March 2008. The Company has fully provided for the potential liability related to the principal amount demanded by the Government of India. In the event the Company is unsuccessful in its litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the maximum selling price to the Government of India including penalties or interest, if any, which amounts are not readily ascertainable.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
22. Contingencies (Continued)
Fexofenadine, United States litigation
In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis’ (“Aventis”) Allegra® tablets. The Company is presently defending patent infringement actions brought by Aventis in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two active pharmaceutical ingredients (“API”) patents which are at issue in the litigation. The Company has obtained summary judgment in respect of each of the formulation patents. Teva Pharmaceuticals Industries Limited (“Teva”) and Barr Pharmaceuticals, Inc. (“Barr”) were defending a similar action in the same court.
In September 2005, pursuant to an agreement with Barr, Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated (bioequivalent) to Aventis’ Allegra® tablets. Aventis brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There were three formulation patents, three use patents, and two API patents at issue in the litigation. Teva obtained summary judgment in respect of each of the formulation patents. On January 27, 2006, the District Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during Teva’s hearing are likely to be substantially similar to those which will be presented with respect to the Company’s fexofenadine hydrochloride tablet products. Subsequent to the preliminary injunction hearing, Aventis sued Teva and Barr for infringement of a new patent claiming polymorphic forms of fexofenadine. The Company utilizes an internally developed polymorph and has not been sued for infringement of the new patent. On November 18, 2008, Teva and Barr announced settlement of their litigation with Aventis. Litigation between the Company and Aventis continues. No trial has been scheduled at this time. If Aventis is ultimately successful in its allegation of patent infringement, the Company could be required to pay damages related to fexofenadine hydrochloride tablet sales made by the Company, and could also be prohibited from selling these products in the future.
Alendronate Sodium, Germany litigation
In February 2006, Merck & Co. (“Merck”) initiated proceedings against betapharm before the German Civil Court of Mannheim alleging infringement of the basic patent for Fosamax (Merck’s brand name for alendronate sodium). betapharm and some other companies are selling generic versions of this product in Germany. Merck’s patent, which expired in April 2008, was nullified in June 2006 by the German Federal Patent Court. However, Merck filed an appeal against this decision at the German Federal Supreme Court. The German Civil Court of Mannheim decided to stay the proceedings against betapharm until the German Federal Supreme Court has decided upon the validity of the patent. In March 2007, the European Patent Office granted Merck another patent for Fosamax, which is relevant to the composition of betapharm’s alendronate sodium product. betapharm filed protective writs to prevent a preliminary injunction without a hearing. betapharm also filed an opposition against this new patent at the European Patent Office, which scheduled a hearing on the matter in March 2009. In August 2007, Merck initiated patent infringement proceedings against betapharm before a German civil court. In the oral hearing which took place in March 2009 at the European Patent Office, the new patent was nullified. There are other jurisdictions within Europe where Merck’s patent has already been revoked. As a result of this, the Company continues selling its generic version of Fosamax. If Merck is ultimately successful in its allegations of patent infringement, the Company could be required to pay damages related to the above product sales made by the Company, and could also be prohibited from selling these products in the future.
Oxycodon, Germany litigation
The Company is aware of litigation with respect to one of its suppliers for oxycodon, which is sold by the Company and other generic pharmaceutical companies in Germany. In April 2007, a German trial court rejected an application for an interim order by the innovator company against the Company’s supplier. The innovator has filed an infringement suit of formulation patents against the Company’s supplier in the German Civil Court of Mannheim as well as in Switzerland (where the product is manufactured). The Company’s supplier and all licensees have filed a nullity petition at the German Federal Patent Court, and have also filed a “Declaration of Intervention Against” at the European Patent Office. The German court in Mannheim decided that the Company’s supplier’s product is non-infringing, but the innovator appealed the decision. The appeal is pending. As of December 31, 2009, based on a legal evaluation, the Company continues to sell this product.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in millions, except share and per share data)
22. Contingencies (Continued)
Olanzapine, Canada litigation
The Company supplies certain generic products, including olanzapine tablets (the generic version of Eli Lilly’s Zyprexa® tablets), to Pharmascience, Inc. for sale in Canada. Several generic pharmaceutical manufacturers have challenged the validity of the Zyprexa patents in Canada. In June 2007, the Canadian Federal Court held that the invalidity allegation of one such challenger, Novopharm Ltd., was justified and denied Eli Lilly’s request for an order prohibiting sale of the product. Eli Lilly responded by suing Novopharm for patent infringement. Eli Lilly also sued Pharmascience for patent infringement, but that litigation was dismissed after the parties agreed to be bound by the final outcome in the Novopharm case. As reflected in Eli Lilly’s regulatory filings, the settlement allows Pharmascience to market olanzapine tablets subject to a contingent damages obligation should Eli Lilly be successful in its litigation against Novopharm. The Company’s agreement with Pharmascience includes a provision under which the Company shares a portion of all cost and expense incurred as a result of settling lawsuits or paying damages that arise as a consequence of selling the products. For the preceding reasons, the Company is exposed to potential damages in an amount that may equal the Company’s profit share derived from sale of the product.
During October 2009, the Canadian Federal Court decided in the Novopharm case that Eli Lilly’s patent for Zyprexa is invalid. On November 3, 2009, Eli Lilly filed an appeal. The Company continues to sell the product to Pharmascience. However, because the Canadian Federal Court’s decision on Eli Lilly’s appeal is pending, management continues to believe that the outcome of this litigation cannot be predicted.
Environmental matter
The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.1.30 per acre for dry land and Rs.1.70 per acre for wet land. Accordingly, the Company has paid a total compensation of Rs.3. The matter is pending in the courts and the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in favor of the Company.
Indirect taxes related matter
During the year ended March 31, 2003, the Central Excise Authorities of India (the “Authorities”) issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Authorities demanded payment of Rs.176 from the vendor, including penalties of Rs.90. Through the same notice, the Authorities issued a penalty claim of Rs.70 against the Company. During the year ended March 31, 2005, the Authorities issued an additional notice to this vendor demanding Rs.226 from the vendor, including a penalty of Rs.51. Through the same notice, the Authorities issued a penalty claim of Rs.7 against the Company. Furthermore, during the year ended March 31, 2006, the Authorities issued an additional notice to this vendor demanding Rs.34. The Company has filed appeals against these notices. In August and September 2006, the Company attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”) on this matter. In October 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demand notices. In July 2007, the Authorities appealed against CESTAT’s order in the Supreme Court. The matter is pending in the Supreme Court.
Regulatory matters
In November 2007, the Attorneys General of the State of Florida and the Commonwealth of Virginia each issued subpoenas to the Company’s U.S. subsidiary, Dr. Reddy’s Laboratories, Inc. (“DRLI”). In March 2008, the Attorney General of the State of Michigan issued a Civil Investigative Demand (“CID”) to DRLI. These subpoenas and the CID generally required the production of documents and information relating to the development, sales and marketing of the products ranitidine, fluoxetine and buspirone, all of which were sold by Par Pharmaceuticals Inc. (“Par”) pursuant to an agreement between Par and DRLI. DRLI is in the process of responding to these requests, and will continue to cooperate with the Attorneys General in these investigations.
Additionally, the Company and its affiliates are involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The Company does not believe that there are any such pending matters that will have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.
23. Subsequent Events
On account of the continued significant adverse events in the German generic pharmaceuticals market as described in note 10 above, in order to implement a further workforce reduction, subsequent to December 31, 2009 the management and works councils (i.e., organizations representing workers) of betapharm and Reddy Holding GmbH entered into a “reconciliation of interest” agreement, which sets out the overall termination benefits payable to identified employees. The estimated financial impact of termination benefit amounts to Rs.450.

ITEM 2. OPERATING AND FINANCIAL REVIEW
The following discussion and analysis should be read in conjunction with the audited condensed consolidated financial statements, the related cash flow statements and notes, and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2009, as amended by Amendment No. 1 on Form 20-F/A dated August 21, 2009, all of which is on file with the SEC (collectively, our “Form 20-F”) and the unaudited condensed consolidated interim financial statements contained in this report on Form 6-K and the related statement of cash flows and notes (collectively, the “Financial Statements”).
This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.
Three months ended December 31, 2009 compared to the three months ended December 31, 2008
The following table sets forth, for the periods indicated, our consolidated revenues and gross profits by segment:

	Three months ended December 31, 2009						Three months ended December 31, 2008
	(in millions)						(in millions)
						Gross						Gross
			Revenues	Gross		profit % to			Revenues	Gross		profit % to
	Revenues		% to total	profit		revenues	Revenues		% to total	profit		revenues
Pharmaceutical Services and Active Ingredients	Rs.	5,237	30%	Rs.	1,648	31%	Rs.	4,458	24%	Rs.	1,200	27%
Global Generics		11,723	68%		7,034	60%		13,683	75%		8,934	65%
Proprietary Products		151	1%		116	77%		69	0%		39	57%
Others		185	1%		11	6%		191	1%		99	52%

	Rs.	17,296	100%	Rs.	8,809	51%	Rs.	18,401	100%	Rs.	10,272	56%

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year:

					Percentage of Sales
	Three months ended December 31,				Three months ended		Percentage
	(in millions)				December 31,		Increase/
	2009		2008		2009	2008	(Decrease)
Revenues	Rs.	17,296	Rs.	18,401	100	100	(6)
Gross profit		8,809		10,272	51	56	(14)
Selling, general and administrative expenses		5,431		5,382	31	29	1
Research and development expenses		892		1,027	5	6	(13)
Write-down of intangible assets		3,456		—	20	—	—
Write-down of Goodwill		5,147		—	30	—	—
Other operating (income)/expenses		(171)		110	(1)	1	(255)
Results from operating activities		(5,946)		3,753	(34)	20	(258)
Finance income/(expense), net		(50)		(699)	—	(4)	(93)
Share of profit of equity accounted investees		2		8	—	—	(75)
Profit before income taxes		(5,994)		3,062	(35)	17	(296)
Income tax (expense)/benefit, net		777		(617)	4	(3)	(226)
Profit for the period	Rs.	(5,217)	Rs.	2,445	(30)	13	(313)

Revenues
•
Our overall revenues decreased by 6% to Rs.17,296 million in the three months ended December 31, 2009, from Rs.18,401 million in the three months ended December 31, 2008. Excluding revenues from sumatriptan, our authorized generic version of Imitrex®, for the three months ended December 31, 2008 (sumatriptan was launched in November 2008), our overall revenues grew by 17% to Rs.17,296 million during the three months ended December 31, 2009 from Rs.14,819 million during the three months ended December 31, 2008.

•
Revenues from our Pharmaceutical Services and Active Ingredients segment increased by 17% to Rs.5,237 million during the three months ended December 31, 2009, from Rs.4,458 million during the three months ended December 31, 2008. The increase was driven by growth in this segment’s revenues from Europe by 24%, India by 29% and our “Rest of World” markets (i.e., all markets excluding North America, Europe, India, Russia and other countries of the former Soviet Union) by 26%, all of which was partially offset by a decrease in this segment’s revenues from our North America (the United States and Canada) market by 16%.

•
Revenues from our Global Generics segment decreased by 14% to Rs.11,723 million during the three months ended December 31, 2009, from Rs.13,683 million during the three months ended December 31, 2008. Excluding revenues from sale of sumatriptan for the three months ended December 31, 2008, revenues grew by 16% to Rs.11,723 million during the three months ended December 31, 2009 from Rs.10,101 million during the three months ended December 31, 2008.

•
During the three months ended December 31, 2009, we received 28% of our total revenues from Europe, 23% of our total revenues from North America (the United States and Canada), 19% of our total revenues from India, 16% of our total revenues from Russia and other countries of the former Soviet Union and 14% of our total revenues from other countries.

•
During the three months ended December 31, 2009, on an average basis, the Indian rupee appreciated by approximately 5% against the U.S. dollar, as compared to the average exchange rate for the three months ended December 31, 2008. This appreciation had a negative impact on our sales because of the decrease in rupee realization from sales denominated in U.S. dollars, which was partially offset by the effective portion of our cash flow hedging contracts.

Revenues segment analysis
Pharmaceutical Services and Active Ingredients (“PSAI”)
During the three months ended December 31, 2009, revenues from this segment constituted 30% of our total revenues, as compared to 24% during the three months ended December 31, 2008. Revenues in this segment increased by 17% to Rs.5,237 million during the three months ended December 31, 2009, as compared to Rs.4,458 million during the three months ended December 31, 2008.
During the three months ended December 31, 2009, revenues from India accounted for 12% of our revenues from this segment, as compared to 10% during the three months ended December 31, 2008. Revenues from India increased by 29% to Rs.602 million during the three months ended December 31, 2009, as compared to Rs.466 million during the three months ended December 31, 2008. This increase was primarily due to an increase in revenues from sales of ciprofloxacin, ranitidine hcl form, ramipril and naproxen.
Revenues from outside India constituted 88% of our total revenues during the three months ended December 31, 2009, as compared to 90% during the three months ended December 31, 2008. Revenues from outside India increased by 16% to Rs.4,635 million during the three months ended December 31, 2009, as compared to Rs.3,992 million during the three months ended December 31, 2008.
Revenues in North America (the United States and Canada) decreased by 16% to Rs.723 million during the three months ended December 31, 2009, as compared to Rs.857 million during the three months ended December 31, 2008. The decrease was primarily due to a decrease in revenues from sales of montelukast, terbinafine hcl, finasteride, naproxen, naproxen sodium and sertraline hcl, partially offset by increase in revenues from sales of tizanidine and doxizosin mesylate.
Revenues in Europe increased by 24% to Rs.2,161 million during the three months ended December 31, 2009, as compared to Rs.1,741 million during the three months ended December 31, 2008. The increase was mainly due to an increase in revenues from sales of epoxide, gemcitabine, clopidogrel, losartan and escitalopram oxalate, partially offset by a decrease in sales of montelukast and ramipril.

Revenues in our “Rest of the World” markets increased by 26% to Rs.1,751 million during the three months ended December 31, 2009, as compared to Rs.1,394 million during the three months ended December 31, 2008. The increase was primarily due to an increase in revenues from sales in Israel, Turkey, Japan and Brazil markets, which were partially offset by a decrease in revenues from South Korea, Mexico and Iran markets.
Global Generics
During the three months ended December 31, 2009, revenues from this segment constituted 68% of our total revenues, as compared to 75% during the three months ended December 31, 2008. Revenues from this segment decreased by 14% to Rs.11,723 million during the three months ended December 31, 2009, as compared to Rs.13,683 million during the three months ended December 31, 2008. During the three months ended December 31, 2008, the launch of sumatriptan contributed Rs.3,582 million to our revenues. Excluding revenues from sumatriptan for the three months ended December 31, 2008, revenues from this segment grew by 16% to Rs.11,723 million during the three months ended December 31, 2009 from Rs.10,101 million during the three months ended December 31, 2008.
Revenues from India constituted 22% of our total Global Generics segment’s revenues during the three months ended December 31, 2009, as compared to 14% during the three months ended December 31, 2008. Revenues from India increased by 34% to Rs.2,632 million during the three months ended December 31, 2009, as compared to Rs.1,968 million during the three months ended December 31, 2008. The increase in revenues was due to growth in sales volumes of our key brand Omez, our brand of omeprazole, Nise, our brand of nimesulide, and Stamlo, our brand of amlodipine besilate. New products launched in India accounted for Rs.142 million of this segment’s revenues during the three months ended December 31, 2009.
Revenues from outside India constituted 78% of our total Global Generics segment’s revenues during the three months ended December 31, 2009, as compared to 86% during the three months ended December 31, 2008. Revenues from outside India decreased by 22% to Rs.9,091 million during the three months ended December 31, 2009 from Rs.11,715 million during the three months ended December 31, 2008. Excluding revenues from sumatriptan for the three months ended December 31, 2008, revenues from outside India in this segment grew by 12% to Rs.9,091 million during the three months ended December 31, 2009 from Rs.8,133 million during the three months ended December 31, 2008.
Revenues from North America (the United States and Canada) in this segment decreased by 55% to Rs.2,974 million during the three months ended December 31, 2009, as compared to Rs.6,651 million during the three months ended December 31, 2008. Excluding revenues from sumatriptan for the three months ended December 31, 2008, revenues from North America in this segment decreased by 3% to Rs.2,974 million during the three months ended December 31, 2009 from Rs.3,069 million during the three months ended December 31, 2008. The decrease in revenues was due to a decrease in sales of fexofenadine and simvastatin, which was partially offset by an increase in revenues due to new launches including divalproex sodium sprinkles and nateglinide.
Revenues from Europe in this segment increased by 3% to Rs.2,579 million during the three months ended December 31, 2009, as compared to Rs.2,505 million during the three months ended December 31, 2008. Revenues of our subsidiary betapharm increased by 2%, from Rs.1,999 million during the three months ended December 31, 2008 to Rs.2,044 million during the three months ended December 31, 2009.
Revenues from Russia in this segment increased by 45% to Rs.2,280 million during the three months ended December 31, 2009, as compared to Rs.1,572 million during the three months ended December 31, 2008. This increase was due to increased sales volumes as well as increased prices of our key brands Nise, our brand of nimesulide, Ketorol, our brand of ketorolac, Omez, our brand of omeprazole, and Ciprolet, our brand of ciprofloxacin.
Revenues from other countries of the former Soviet Union in this segment increased by 13% to Rs.489 million during the three months ended December 31, 2009, as compared to Rs.434 million during the three months ended December 31, 2008. This increase was primarily due to an increase in our revenues in this segment from Ukraine, Kazakhstan and Belarus, which was partially offset by a decrease in our revenues in this segment from Uzbekistan.
Revenue from other markets in this segment grew by 39% to Rs.770 million during the three months ended December 31, 2009, as compared to Rs.553 million during the three months ended December 31, 2008. This increase was primarily due to growth in revenues in this segment from Venezuela, New Zealand, Brazil and South Africa.

Gross Margin
Total gross margin as a percentage of total revenues was 51% during the three months ended December 31, 2009, as compared to 56% during the three months ended December 31, 2008. Total gross margin decreased to Rs.8,809 million during the three months ended December 31, 2009, as compared to Rs.10,272 million during the three months ended December 31, 2008.
Pharmaceutical Services and Active Ingredients
Gross margin of this segment increased to 31% of this segment’s revenues during the three months ended December 31, 2009, as compared to 27% of this segment’s revenues during the three months ended December 31, 2008. The increase in gross margins was mainly due to favorable changes in the sales mix of the products in this segment’s portfolio (i.e., a decrease in the proportion of sales of lower gross margin products and an increase in the proportion of sales of higher gross margin products).
Global Generics
Gross margin of this segment decreased to 60% of this segment’s revenues during the three months ended December 31, 2009, as compared to 65% of this segment’s revenues during the three months ended December 31, 2008. The decrease in gross margin was primarily due to a decrease in revenues from sales of sumatriptan, which contributed a significantly higher margin than the average margin of this segment.
Selling, general and administrative expenses
Selling, general and administrative expenses as a percentage of total revenues were 31% during the three months ended December 31, 2009, as compared to 29% during the three months ended December 31, 2008. Selling, general and administrative expenses increased by 1% to Rs.5,431 million during the three months ended December 31, 2009, as compared to Rs.5,382 million during the three months ended December 31, 2008. The increase was largely attributable to an increase in legal and professional expenses incurred towards consultancy of intellectual property during the three months ended December 31, 2009.
Furthermore, amortization expenses increased by 10% to Rs.374 million during the three months ended December 31, 2009, as compared to Rs.339 million during the three months ended December 31, 2008. The increase was primarily due to an increase in amortization charges resulting from our re-assessment of our trademark/brand ‘beta’ as a finite life intangible asset. Such re-assessment resulted from the diminishing importance of our trademark/brand ‘beta’ after the German market’s shift to a non-branded price competition model.
Research and development expenses
Research and development costs decreased by 13% to Rs.892 million during the three months ended December 31, 2009, as compared to Rs.1,027 million during the three months ended December 31, 2008. As a percentage of revenues, research and development expenditures accounted for 5% of total revenues in the three months ended December 31, 2009, as compared to 6% during the three months ended December 31, 2008. This decrease in research and development expenditure was primarily attributable to a decrease in laboratory expenses and bio-studies costs.
Impairment loss on other Intangible Assets and Goodwill
Pursuant to the ongoing reforms in the German generics pharmaceutical market, further tenders were announced by several of the State Healthcare Insurance (“SHI”) funds during the three months ended September 30, 2009. The Company had participated in these tenders through its wholly owned subsidiary betapharm. The final results of a majority of these tenders were announced during the three months ended December 31, 2009 with a lower than anticipated success rate for betapharm.

Due to these results, we have reassessed the impact of these tenders on our future forecasted sales and profits in the German generics pharmaceutical market and have determined it appropriate to significantly revise our estimates for fiscal years 2011 and thereafter. Accordingly, and in light of further deterioration and adverse market conditions in the German generics pharmaceutical market as at December 31, 2009, we have reassessed the recoverable amounts of our trademark/brand “beta” product-related intangibles, the cash generating unit which comprises these product-related intangibles, and the related acquired goodwill (collectively referred to as the “betapharm CGU”). The recoverable amount of both the product-related intangibles and the betapharm CGU was based on their fair value less costs to sell, which was higher than its value in use. As a result of this re-evaluation, the carrying amounts of both the product-related intangibles and the betapharm CGU were determined to be higher than their respective recoverable amounts. Accordingly, an impairment loss of Rs.2,112 million for the product related intangibles and Rs.6,358 million for the betapharm CGU has been recognized in the income statement. Of the impairment loss pertaining to the betapharm CGU, Rs.5,147 million has been allocated to the carrying value of goodwill and the remaining Rs.1,211 million has been allocated to the trademark/brand — ‘beta’ which forms a significant portion of the betapharm CGU.
The above impairment losses relate to our Global Generics segment.
De-recognition of intangible assets
We acquired the business of BASF Corporation in the month of April 2008. As part of the purchase price, Rs.482 million was allocated to “customer related intangible assets” and “product-related intangibles”. Rs.142 million of the above allocation pertains to a contract with Par Pharmaceuticals Inc. (“Par”) relating to sales of ibuprofen to Par. During the three months ended December 31, 2009, there has been a clear evidence of decline in the sales of ibuprofen to Par. Accordingly, as at December 31, 2009, we have written off the remaining carrying amount of Rs.133 million pertaining to this product and customer, as it expects no economic benefits from the use or disposal of these contracts in future periods. The amount written off is disclosed as part of “impairment loss on other intangible assets” in our income statement.
Other income/expense, net
During the three months ended December 31, 2009, we recorded net other income of Rs.171 million, as compared to net other expense of Rs.110 million during the three months ended December 31, 2008. The increase was largely due to a provision of Rs.224 million that was recorded in the three months ended December 31, 2008 towards the settlement of a patent infringement damage claim by Eli Lilly relating to its olanzapine patent in Germany.
Results from operating activities
As a result of the foregoing, our results from operating activities decreased to a loss of Rs.5,946 million during the three months ended December 31, 2009, as compared to a profit of Rs.3,753 million during the three months ended December 31, 2008.
Finance income/expense, net
During the three months ended December 31, 2009, our net finance expense decreased to Rs.50 million, as compared to Rs.699 million during the three months ended December 31, 2008.
During the three months ended December 31, 2009, our net finance expense, excluding foreign exchange gain/loss, decreased by 97% to Rs.6 million, as compared to Rs.206 million during the three months ended December 31, 2008. The decrease was attributable to a decline in our interest expense by 67% to Rs.97 million, as compared to Rs.292 million during the three months ended December 31, 2008. Such decline was primarily due to a decrease in interest rates and lower long term borrowings due to repayments.
Foreign exchange loss was Rs.44 million for the three months ended December 31, 2009, as compared to a foreign exchange loss of Rs.493 million for the three months ended December 31, 2008. This was primarily due to the following:
•
Appreciation of the Indian rupee against the U.S. dollar by Rs.2.2, from an average of Rs.48.86 during the three months ended December 31, 2008 to an average of Rs.46.62 during the three months ended December 31, 2009.

•
During the three months ended December 31, 2008, the Indian rupee depreciated against the U.S. dollar by Rs.9 to an average of Rs.48.86 per U.S. dollar during the three months ended December 31, 2008 from an average of Rs.39.46 during the three months ended December 31, 2007. This resulted in losses on short U.S.$/INR derivative contracts and translation losses on outstanding packing credit loans in foreign currencies during the three months ended December 31, 2008.

Profit/loss before income taxes
The foregoing resulted in a loss (before income tax) of Rs. 5,994 million during the three months ended December 31, 2009, as compared to a profit (before income tax) of Rs.3,062 million during the three months ended December 31, 2008.
Income tax expense/benefit
Income tax benefit was Rs.777 million during the three months ended December 31, 2009, as compared to an income tax expense of Rs.617 million during the three months ended December 31, 2008.
•
The benefit of Rs.1,080 million was primarily on account of the deferred tax benefit recognized on the impairment of intangibles of betapharm amounting to Rs.3,323 million and of the manufacturing facility in Shreveport, Louisiana, U.S.A. amounting to Rs.133 million.

•
During the three months ended December 31, 2008, there was a tax benefit of Rs.69 million that arose in our German operations, primarily due to a provision of Rs.224 million towards the settlement of a patent infringement damage claim by Eli Lilly relating to its olanzapine patent in Germany.

Excluding the impact of the above, our consolidated effective tax rate for the three months ended December 31, 2009 and December 31, 2008 was 12% and 21% respectively. The decrease in the effective tax rate was primarily due to the following factors:
•	A decrease in the effective tax rate by approximately 3% at our U.S. subsidiary, Dr. Reddy’s Laboratories Inc.
•
Significant reduction of profits from revenues of sumatriptan during the three months ended December 31, 2009 when compared to the three months ended December 31, 2008, which was taxed at a higher rate than the effective tax rate.

Profit/loss for the period
As a result of the above, our net loss was Rs.5,217 million during the three months ended December 31, 2009 as compared to a net profit of Rs.2,445 million during the three months ended December 31, 2008.

ITEM 3. LIQUIDITY AND CAPITAL RESOURCES
We have primarily financed our operations through cash flows generated from operations and short term loans and borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, and regular business operations.
As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.
The following table summarizes our statements of cash flows for the periods presented:

	Nine months ended December 31,
	2009		2009		2008
	(Rs. in millions, U.S.$ in millions)
Net cash from/(used in):
Operating activities	Rs.	11,422	U.S.$	246	Rs.	(678)
Investing activities		(3,436)		(74)		(2,519)
Financing activities		(8,306)		(179)		(955)

Net increase/(decrease) in cash and cash equivalents	Rs.	(320)	U.S.$	(7)	Rs.	(4,152)

Operating Activities
The net result of operating activities was a cash inflow of Rs.11,422 million for the nine months ended December 31, 2009, as compared to a cash outflow of Rs.678 million for the nine months ended December 31, 2008. The net cash provided by operating activities increased significantly during the current period primarily on account of:
•
an increase in net operating profits (excluding impairment loss) for the period by Rs.1,865 million, primarily on account of high-margin sales generated by sumatriptan, our authorized generic version of Imitrex®, in the United States during the nine months ended December 31, 2009 (sumatriptan was launched in November 2008), and increased revenue from Russia and other countries of the former Soviet Union;

•	a decrease in the number of days outstanding of our receivables, due to our increased customer collection efforts; and
•	decreased outflow in inventory during the nine months ended December 31, 2009 as compared to the nine months ended December 31, 2008.
Investing Activities
Our investing activities resulted in a net cash outflow of Rs.3,436 million for the nine months ended December 31, 2009, as compared to a net cash outflow of Rs.2,519 million for the nine months ended December 31, 2008. This increase in cash outflow from investing activities was due to an increase in investments, net of proceeds from sale of investments, by Rs.6,095 million as compared to the previous period. Such increase was partially offset by reduced cash outflow for investing activities during the nine months ended December 31, 2009 as compared to the nine months ended December 31, 2008, as the cash outflow for the nine months ended December 31, 2008 included Rs.3,089 million pertaining to the acquisition of the Dow Pharma Small Molecules business in Mirfield and Cambridge in the United Kingdom from The Dow Chemical Company, BASF’s manufacturing facility in Shreveport, Louisiana, United States and Jet Generici Srl, a company engaged in the sale of generic finished dosages in Italy. In addition, we reduced our capital expenditures during the nine months ended December 31, 2009.
Financing Activities
Our financing activities resulted in a net cash outflow of Rs.8,306 million for the nine months ended December 31, 2009, as compared to a net cash outflow of Rs.955 million for the nine months ended December 31, 2008. The increase in net cash outflow from financing activities was primarily due to:
•	repayment of short term borrowings during the nine months ended December 31, 2009, which were borrowed to fund our short term working capital requirements;
•	repayment of long term debt in accordance with agreed repayment terms with lenders; and
•	higher dividend payments to our shareholders as compared to the nine months ended December 31, 2008.

The following table provides a list of our principal debts outstanding as of December 31, 2009:

Debt	Principal Amount				Interest Rate
	(Rs. in millions, U.S.$/EURO in millions )
Short-term borrowings from banks (for working capital)	Rs.	1,676	U.S.$	36	Rupee borrowings-0% Foreign currency borrowings – LIBOR+ 100 bps

Long term loans	Rs.	10,997	U.S.$	9	Rupee borrowings-2.00% Foreign currency borrowings – LIBOR + 70 bps

			EURO	158	EURIBOR + 70 bps
ITEM 4. RECENT DEVELOPMENTS
In January 2010, we and Rheoscience, a subsidiary of Nordic Bioscience A/S, announced the headline results from the first phase III study for the investigational agent, balaglitazone. Balaglitazone is a partial PPAR (peroxisome proliferator-activated receptor) gamma agonist being studied for the treatment of type 2 diabetes. The study (Study 307) was a phase III, randomized, double blind, parallel-group placebo- and active comparator-controlled clinical study to determine the efficacy and safety of balaglitazone. The study showed that the trial met its primary endpoint of glycated hemoglobin (HbA1c) reduction. The primary endpoint was HbA1c reduction, while several secondary endpoints including fasting plasma glucose, oedema, weight gain, and body composition were considered. Data from the study will be submitted for presentation at upcoming international scientific meetings and to peer-reviewed journals.
ITEM 5. TREND INFORMATION
Overall
For the nine months ended December 31, 2009, sales of our PSAI segment, together with our various segments’ sales within the emerging markets of India and Russia, have been the key contributors to our overall consolidated growth. Germany continues to remain a challenging market, although we are taking suitable measures to mitigate the impact to our cash flows. Based on our results for the first nine months ended December 31, 2009, we expect that our growth in annual revenues for the year ended March 31, 2010 over the year ended March 31, 2009 will be lower than our earlier projections of 10% revenue growth due to the decline in revenues in Germany, delays of a few of our key launches and temporary loss of revenues in the United States due to recall related incidents, as each is described in further detail below. In view of this, for the full year ended March 31, 2010, we now expect a lower, single digit growth in revenues over the year ended March 31, 2009. However, despite such lower revenue growth, we expect to meet our return on capital employed projections for the full year adjusted for non-recurring charges.
Global Generics
North America (the United States and Canada), Germany, India, Russia and other countries of former Soviet Union are the most significant key strategic markets for our Global Generics segments, accounting for more than 90% of the revenues of this segment for the nine months ended December 31, 2009. In all of these markets, excluding Germany, we continue to grow our revenues as a result of our product franchise and customer and distributor relationships built over the years.
North America
In North America (the United States and Canada), our revenues in this segment for the nine months ended December 31, 2009 increased by 5%, as compared to our revenues for the nine months ended December 31, 2008, led largely by volume growth of existing products. In September 2009, one lot each of four of our products in the United States were voluntarily recalled by us because these lots may have contained a small number of over-sized tablets. This caused a temporary slow-down of production resulting in diversification of supply sources by a few of our customers. As a result, our base business revenues in this segment were flat for the quarter ended December 31, 2009. We have filed investigation reports with the U.S. FDA, have addressed all of the issues identified and have taken the necessary corrective and preventive measures to avoid such instances in the future. Our two manufacturing facilities were audited by the U.S. FDA as part of their scheduled inspection in November 2009. There was one minor observation for our oral finished dosages facility, while the existing open list of inspections on Form 483 for our cytotoxic/injectables facility were declared to be removed.

We are also looking at new channels of growth in the coming years through our over-the-counter (“OTC”) business and government business to further increase the scale of our generic pharmaceuticals business in the United States. In December 2009, we launched omeprazole magnesium OTC as a private label with one major customer. In the next few months, we will begin shipments to additional customers as part of our plan to increase our market share gradually over time.
In the next few years, a large number of U.S. pharmaceutical patents are set to expire and we have positioned our pipeline and infrastructure capabilities to address a substantial portion of these expirations. We intend to expand our portfolio over the next few years by adding solid dosage forms, as well as alternate dosage forms, and by complementing our internal product development effort through business alliances. We intend to broaden not only our customer base but also our pipeline and product portfolio, by focusing more on difficult-to-make and limited competition products. In the past several years, we have settled multiple lawsuits in which we challenged the patent of a branded product pursuant to Paragraph IV of the Hatch-Waxman Act of 1984, and these settlements will result in guaranteed product launches. These settlements, together with any 180-day exclusivity periods that we may obtain under our other Paragraph IV filings and with our focus on difficult-to-make generic products, are part of our strategy to achieve the goal of at least one opportunity with limited competition every year for the next few years.
We expect to see strong opportunities from our near term launches, such as fondaparinux. We believe that we are well positioned to capture the value from these and similar opportunities, although the launch timing is subject to the regulatory review process and outcome of any pending litigation. We believe that these product launches will augment our growing base revenues. As of December 31, 2009, we had filed a total of 141 ANDAs with the U.S. FDA, of which 62 are pending approval.
Germany
In Germany, starting in June 2009, product supplies commenced under the contracts awarded by Allgemeine Ortskrankenkassen (“AOK”), one of the largest State Healthcare Insurance (“SHI”) funds in Germany, in its competitive bidding (or “tender”) process. Many other SHI funds and other health insurance providers have also announced tenders. Our revenue from Germany for the nine months ended December 31, 2009 was Euro 86 million, representing a 24% decline over the nine months ended December 31, 2008 due to decreased sales volumes as a result of contracts which were awarded to third parties in tenders, especially in both the AOK tenders, as well as reduction in margins for the products that we won in the AOK tenders. The market situation continues to remain challenging which has led to our evaluation and reduction of the estimated useful life of our trademark/brand ‘beta’ and the resulting impairment charge in the quarter ended December 31, 2009. A number of healthcare insurance providers have announced the final results of their tenders, although we are awaiting the results of a few remaining tenders. These new tenders continue to cause pressure on existing level of revenues due to a steep decrease in the product prices. This appears to be leading to a business model of “high volumes and low margins” in the German generic pharmaceutical market.
Our goal of mitigating erosion of profitability in Germany through cost rationalization continues. In June 2009, we enacted a workforce reduction, from approximately 120 field representatives to approximately 50, at our German subsidiaries betapharm and Reddy Holding GmbH. In addition, in order to implement a further workforce reduction, subsequent to December 31, 2009 the management and works councils (i.e., organizations representing workers) of betapharm and Reddy Holding GmbH entered into a “reconciliation of interest” agreement, which sets out the overall termination benefits payable to identified employees. To a major extent, we have realigned our organizational structure and cost base in our German subsidiaries to remain competitive and achieve a more sustainable workforce structure in light of the current climate within the German generic pharmaceuticals industry.
India
In India, we had begun implementing a supply chain productivity initiative during the middle of the fiscal year ended March 31, 2009. The benefits of this initiative have begun to show an encouraging trend for the fiscal year ending March 31, 2010. For the nine months ended December 31, 2009, our revenues of Rs.7,545 million reflect a year-on-year growth of 18%. In addition to substantial growth due to increases in sales volumes of existing products, our new product launches have also been significant drivers of growth for the nine months ended December 31, 2009. For the nine months ended December 31, 2009, we have launched 56 new products across various therapeutic areas and their contribution to our total revenues is 4%. We also plan to launch one biosimilar product in the quarter ending March 31, 2010, which is contingent upon approval from the regulatory authorities in India. Also contributing to the attractiveness of the Indian market is our growing and niche presence in the dermatology, dental, urology and oncology therapeutic areas, especially our biologics products in the oncology area. In the dermatology therapeutic area, we have created a dedicated team under a new division named “Asthetix” to cater to the high potential cosmetic market.

The growth momentum for India this year has enabled us to move up one rank to 12th in sales in India, according to Operations Research Group International Medical Statistics (“ORG IMS”) in its report for April to November 2009. According to that same ORG IMS report, our secondary sales growth of 20% remains higher than the industry growth average of 16% while we also grew faster as compared to the top 10 companies in India. In its report, ORG IMS noted that the Indian pharmaceutical market is projected to grow at 12-14% per annum between 2008 and 2020, achieving a terminal market value of U.S.$30 billion. The major growth influencers will be population dynamics, high disease prevalence, increased health care access, changing health care models and greater capacity to spend.
Russia
In Russia, earlier in this year, the financial crisis had impacted liquidity in the market. However we now see a reversal of the declining trend in this market. We continue to maintain our focus on receivables and credit terms. Revenues in this market for the nine months ended December 31, 2009 were $122 million, registering a growth of 28% over the nine months ended December 31, 2008. The growth was driven by an increase in both volumes and prices. The Pharmexpert prescription secondary sales trend for April to December 2009 indicates a growth of 14.1% for Dr. Reddy’s as against a growth of 2.8% for the Russian pharmaceutical market. As per the same report, we were ranked 17th in revenues, with a market share of 1.4% in Russia. Our top four brands — Omez, Nise, Ketorol and Ciprolet are leaders in their respective segments, with market shares of higher than 40% each. We are also pursuing opportunities to expand our portfolio through OTC diversification, inlicensing deals and through other niche products where the competition is lower. Recently, the Russian government has announced steps to initiate reference pricing for pharmaceutical products sold in Russia. The implementation of such reference pricing legislation is likely to be restricted to a select set of essential drugs and the revision in the prices is likely to be prospective in nature. We are in the process of responding to the Russian government’s information requests in this matter.
Other Markets
In addition to the four key markets described above, some other major countries where we have presence and are focused to build our Global Generics business include the United Kingdom, Venezuela, Romania and countries of the former Soviet Union. In March 2009, we announced a realignment of our Global Generics segment’s strategy for finished dosages to focus on certain key geographies, and that we would gradually exit from some of our very small, distributor driven markets. The markets being exited would account for less than 1% of our total company revenues. In addition to the markets where our operations are already very large and account for a major share of our Global Generics segment’s revenues (i.e., the United States, India, Russia and other countries of the former Soviet Union, and Germany), we will continue operations in 10-15 other markets in which our finished dosages sales are growing significantly. In Venezuela, one of our key markets in this segment, during the year ended March 31, 2009 we re-acquired distribution rights for our products from our existing distributor and established our own distribution operations. In January 2010, the Venezuelan government devalued its official currency, the bolivar, against the U.S. dollar by 50%, except that the devaluation was approximately 18% for imports of medicine and certain other items deemed essential.
The realignment resulting from the exit from small distribution driven markets represents an important new focus in our Global Generics segment. Not only will this realignment result in consolidation and reduction in complexity of our operations, it will enable us to significantly enhance our customer service and to increase our market share in these key geographies that we intend to focus upon.
Pharmaceutical Services and Active Ingredients (“PSAI”)
Our PSAI segment’s revenues for the nine months ended December 31, 2009 were $334 million, an increase of 11% as compared to the nine months ended December 31, 2008. The growth of this segment’s active pharmaceutical ingredient (“API”) business is contingent on our generic customers launching their products. For this segment’s custom pharmaceutical services (“CPS”) business, which was affected earlier in fiscal 2010 due to recessionary pressures, we are now beginning to receive increased orders from our customers. The overall order books for our PSAI segment as of December 31, 2009 have improved from the levels at September 30, 2009.
Our portfolio of drug master filings (“DMFs”) and intellectual property expertise provide us a platform to become a partner of choice to innovators and large pharmaceutical companies. As of December 31, 2009, we had a pipeline of 388 DMFs, of which 146 were in the United States. With patent expirations in several markets in the next few years, we intend to promote growth in the coming years by leveraging our strong intellectual property expertise and DMF pipeline. The success of our products in our key markets is contingent upon the extent of competition in the generics market, and we anticipate that such competition will continue to be significant.

Proprietary Products
Our investments in research and development of new chemical entities (“NCEs”) have been consistently focused towards developing promising therapeutics. Strategically, we continue to seek licensing and development arrangements with third parties to further develop our pipeline products. As part of our research program, we also pursue collaborations with leading institutions and laboratories all over the world. Currently, one of our NCEs is going through Phase III clinical trials. We received the results on the headline data from the first phase III study for balaglitazone during the month of January 2010. The trial met its primary endpoint of glycated hemoglobin (HbA1c) reduction. The next steps for additional phase III studies will be finalized after further discussions with regulators. We will also explore possible partnerships to monetize this asset.
Our Proprietary Products segment also includes our Differentiated Formulations business. Building a branded business around differentiated formulations in the United States is one of the important aspects of our proprietary products strategy. Our subsidiary Promius Pharma, LLC has launched its own sales and marketing operations for in-licensed products in the dermatology therapeutic area in the United States while continuing to work on development of new in-house products.

ITEM 6. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Independent Auditors’ Report on Review of Unaudited Condensed Consolidated Interim Financial Statements

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
Date: February 24, 2010	By:	/s/ V.S. Suresh
		Name:	V.S. Suresh
		Title:	Company Secretary